SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: November 19, 2009
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

     The information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.
Operating and Financial Review and Prospects
     The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three and nine month periods ended September 30, 2009 and 2008. All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ 2008 annual report filed on Form 20-F with the Securities and Exchange Commission.
     This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in management’s view, could cause actual results to differ materially from the forward-looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates, (ii) production or demand for the types of dry bulk products that are transported by Navios Holdings’ vessels, (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses, or (iv) changes in interest rates.
Recent Developments
Navios Holdings
Ship Mortgage Notes
     On November 2, 2009, Navios Holdings completed the sale of $400.0 million of 8 7/8% first priority ship mortgage notes due 2017. The ship mortgage notes are guaranteed by all of the subsidiaries that provide a guarantee of Navios Holdings’ 9 1/2% senior notes due 2014. The Notes are currently secured by first priority ship mortgages on 13 drybulk vessels owned by certain subsidiary guarantors. Of the offering proceeds, $105.0 million have been placed in escrow to finance to complete the purchase of two new vessels expected to be delivered in late 2009 (which will then become part of the collateral securing these notes). The balance of the offering proceeds have been used to repay borrowings under certain of Navios Holdings’ existing credit facilities and to pay transaction and related expenses.
Vessel Acquisition
     On September 18, 2009, Navios Celestial, a 2009-built, 58,084 dwt, Ultra Handymax was delivered to Navios Holdings. The vessel’s purchase price was approximately $34.1 million, of which $31.6 million was paid in cash and the remaining was funded through the issuance of 500 mandatorily convertible preferred shares (“Preferred Stock”).
Dividend Policy
     On November 16, 2009, the Board of Directors declared a quarterly cash dividend for the third quarter of 2009 of $0.06 per share of common stock payable on January 7, 2010 to stockholders of record on December 18, 2009. The declaration and payment of any further dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations and restrictions under its credit agreements.
Time Charter Coverage
     Navios has recently chartered-out the following vessels:
     The Navios Altair, a 83,001 dwt Panamax vessel built in 2006, has been chartered-out for one year, commencing October 24, 2009. The net daily charter-out rate is $19,238 per day.
     The Navios Star, a 76,662 dwt Panamax vessel built in 2002, has been chartered-out for one year, commencing November 23, 2009. The net daily charter-out rate will be $19,000 per day.
Changes in Capital Structure
     Share Repurchase Program: On November 14, 2008, the Board of Directors approved a share repurchase program authorizing the purchase of up to $25.0 million of Navios Holdings’ common stock pursuant to a program adopted under Rule 10b-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. During the nine month period ended September 30, 2009, 331,900 shares were repurchased under this program for a total consideration of $0.7 million. Since the initiation of the program 907,480 shares have been repurchased for a total consideration of $1.8 million.

     Issuance of Common Stock: During the nine months ended September 30, 2009, 12,658 shares of restricted common stock were issued to Navios Holdings’ employees following the vesting of restricted stock units and an additional 55,675 shares of restricted common stock were issued pursuant to its existing stock option plan. In addition, during such period, 22,257 shares of restricted common stock were forfeited by various employees upon termination of their employment.
     Issuance of Preferred Stock: On September 17, 2009 and on June 23, 2009, Navios Holdings issued 2,829 Preferred Stock (fair value $12.9 million) and 1,870 Preferred Stock (fair value $7.2 million), respectively at $10,000 nominal value per share to partially finance the construction of three Capesize vessels. On September 18, 2009, Navios Holdings issued 500 Preferred Stock (fair value $2.5 million) at $10,000 nominal value per share to partially finance the acquisition of Navios Celestial.
     As of September 30, 2009, Navios Holdings had 100,202,960 shares of common stock and 5,199 Preferred Stock outstanding.
Update on Navios Maritime Partners L.P. (“Navios Partners”)
     On October 15, 2009, Navios Partners completed a portion of the overallotment option of its recently completed follow-on public offering for a total of 3,160,400 common units (including 360,400 overallotment units) at $12.21 per common unit, raising gross proceeds of $38.6 million.
     Following the above transaction, Navios Holdings owns a 41.8% equity interest in Navios Partners, which includes a 2% general partner interest.
     On October 29, 2009, Navios Holdings sold the Navios Apollon to Navios Partners, an Ultra Handymax vessel with a capacity of 52,073 dwt built in 2000, for a sale price of $32.0 million received entirely in cash.
     On November 12, 2009, Navios Holdings received $4.6 million as a dividend distribution from Navios Partners.
Overview
General
     Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios Holdings has had an in-house technical ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios Holdings technically and commercially manages its owned fleet (except for one of Kleimar N.V.’s (“Kleimar”) vessels which is managed by a non-related third party), Navios Partners’ fleet, and commercially manages its chartered-in fleet, including the shipping operations throughout the life of the vessels, and the superintendence of maintenance, repairs and dry-docking of the operated fleet.
Navios Partners:
     On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.
     In connection with the initial public offering, (“IPO”) of Navios Partners on November 16, 2007, Navios Holdings sold the interests of five of its wholly owned subsidiaries, each of which owned a Panamax drybulk carrier, as well as interests of three of its wholly owned subsidiaries that operated and had options to purchase three additional vessels in exchange for: (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in the IPO and to a corporation owned by Navios Partners’ Chairman and CEO for a total amount of $193.3 million, plus; (b) $160.0 million of the $165.0 million borrowings under Navios Partners’ new revolving credit facility; (c) 7,621,843 subordinated units issued to Navios Holdings; and (d) 2% general partner interest and all incentive distribution rights in Navios Partners to the General Partner. Upon the closing of the IPO, Navios Holdings owned a 43.2% interest in Navios Partners, including the 2% general partner interest.
     On July 1, 2008, Navios Holdings sold the Navios Hope, a 75,397 dwt Panamax vessel built in 2005, to Navios Partners in exchange for approximately $79.9 million, consisting of $35.0 million cash and 3,131,415 common units of Navios Partners. The number of the common units issued was calculated using the $14.3705 volume-weighted average trading price for the 10 business days immediately prior to the closing date.
     On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Holdings received 1,000,000 subordinated Series A units. The subordinated Series A units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings will be released from the omnibus agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).
     As of September 30, 2009, Navios Holdings owned a 42.3% interest in Navios Partners, which includes a 2% general partner interest.

Navios Logistics:
     On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed: (a) $112.2 million in cash; and (b) the authorized capital stock of its wholly owned subsidiary, Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios Logistics representing 63.8% (67.2% excluding contingent consideration) of Navios Logistics’ outstanding stock. Navios Logistics acquired all ownership interests in Horamar Group (“Horamar”) in exchange for: (a) $112.2 million in cash (financed entirely by existing cash), of which $5.0 million was kept in escrow payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”); and (b) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were kept in escrow pending the EBITDA Adjustment.
     In November 2008, part of the contingent consideration for the acquisition of Horamar was released, as Horamar achieved the interim EBITDA target, at which time $2.5 million in cash and 503 shares were released to the shareholders of Horamar. Following this release, Navios Holdings owned 65.5% (excluding 504 shares still kept in escrow at December 31, 2008, pending achievement of final EBITDA target) of the outstanding common stock of Navios Logistics. In accordance with the amended share purchase agreement, the final EBITDA target may be resolved until December 31, 2009.
     Horamar was a privately held Argentina-based group that specializes in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America. (See “Navios South American Logistics Inc.” under “Statement of Operations Breakdown by Segment”).
Navios Acquisition:
     On July 1, 2008, Navios Holdings completed the IPO of units in its subsidiary, Navios Maritime Acquisition Corporation (“Navios Acquisition”), a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253.0 million. Simultaneously with the completion of the IPO, Navios Holdings purchased private placement warrants of Navios Acquisition for an aggregate purchase price of $7.6 million (“Private Placement Warrants”). Prior to the IPO, Navios Holdings had purchased 8,625,000 units of Navios Acquisition (“Sponsor Units”) for a total consideration of $25,000, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants”, together with the “Private Placement Warrants”, the “Navios Acquisition Warrants”). Currently, Navios Holdings owns approximately 6,035,000 shares (19%) of the outstanding common stock of Navios Acquisition. The Navios Acquisition Warrants expire on June 25, 2013.
Fleet
     Below is the current “Core Fleet” employment profile (excluding Navios Logistics), including the newbuilds to be delivered. The current “Core Fleet” consists of 59 vessels totaling 6.3 million deadweight tons. The employment profile of the fleet as of November 17, 2009 is reflected in the tables below. The 38 vessels in current operation aggregate approximately 3.3 million deadweight tons and have an average age of 4.9 years. Navios Holdings has currently fixed 99.5%, 83.3%, 63.4% and 56.6% of its 2009, 2010, 2011 and 2012 available days, respectively, of its fleet (excluding vessels, which are utilized to fulfill contracts of affreightment (“COAs”) representing contracted fees (net of commissions), based on contracted charter rates from Navios Holdings’ current charter agreement of $246.2 million, $309.8 million, $308.8 million and $298.3 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and Navios Holdings. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rates for the core fleet (excluding vessels, which are utilized to fulfill COAs) are $24,931, $30,243, $35,080 and $36,098 for 2009, 2010, 2011 and 2012, respectively. The average daily charter-in rate for the active long term charter-in vessels (excluding vessels, which are utilized to fulfill COAs) for 2009 and 2010 is $9,985 and 10,350, respectively.
Owned Vessels

				Charter-out
				Rate(2)	Expiration
Vessels(1)	Type	Built	DWT	($)	Date(3)
Navios Ionian	Ultra Handymax	2000	52,068	11,970	04/07/2011

Navios Horizon	Ultra Handymax	2001	50,346	36,100	08/24/2011

Navios Herakles	Ultra Handymax	2001	52,061	11,400	03/30/2010

Navios Achilles(4)	Ultra Handymax	2001	52,063	26,864	11/17/2013
				13,609	12/17/2013

Navios Meridian	Ultra Handymax	2002	50,316	23,700	10/08/2012

				Charter-out
				Rate(2)	Expiration
Vessels(1)	Type	Built	DWT	($)	Date(3)
Navios Mercator(5)	Ultra Handymax	2002	53,553	22,800	08/01/2011
				31,350	02/20/2015

Navios Arc	Ultra Handymax	2003	53,514	10,450 (*)	02/26/2011

Navios Hios	Ultra Handymax	2003	55,180	12,588 (*)	06/19/2010

Navios Kypros(6)	Ultra Handymax	2003	55,222	24,063	03/31/2010
				34,024	01/28/2011
				20,685	01/28/2014

Navios Ulysses	Ultra Handymax	2007	55,728	31,281	10/12/2013

Navios Vega	Ultra Handymax	2009	58,792	12,350	02/18/2011

Navios Celestial(7)	Ultra Handymax	2009	58,084		—

Navios Magellan	Panamax	2000	74,333	21,850	01/20/2010

Navios Star	Panamax	2002	76,662	21,375	12/05/2009
				19,000	12/05/2010

Navios Hyperion	Panamax	2004	75,707	32,300	02/28/2010
				37,953	04/01/2014

Navios Orbiter	Panamax	2004	76,602	32,385	02/28/2010
				38,052	04/01/2014

Navios Asteriks	Panamax	2005	76,801		—

Navios Bonavis	Capesize	2009	180,022	47,400	06/29/2014

Navios Happiness	Capesize	2009	180,022	55,100	07/23/2014
Navios Pollux	Capesize	2009	180,727	42,250	07/24/2019
Vanessa(8)	Product Handysize	2002	19,078		—
Long-Term Chartered-in Vessels

					Charter-out
				Purchase	Rate(2)	Expiration
Vessels	Type	Built	DWT	Option(9)	($)	Date(3)
Navios Vector	Ultra Handymax	2002	50,296	No	9,738	10/17/2009
					9,975	10/17/2010

Navios Astra	Ultra Handymax	2006	53,468	Yes	14,012	10/15/2010

Navios Primavera	Ultra Handymax	2007	53,464	Yes	20,046	05/09/2010

Navios Armonia	Ultra Handymax	2008	55,100	No	23,700	06/07/2013
Navios Cielo	Panamax	2003	75,834	No	14,773	06/12/2010
Navios Orion	Panamax	2005	76,602	No	49,400	12/14/2012
Navios Titan	Panamax	2005	82,936	No	27,100	11/24/2010
Navios Altair	Panamax	2006	83,001	No	22,715	09/20/2009
					18,050	10/24/2010
Navios Esperanza	Panamax	2007	75,200	No	14,513	02/19/2013
Torm Antwerp	Panamax	2008	75,250	No		—
Belisland	Panamax	2003	76,602	No		—
Golden Heiwa	Panamax	2007	76,662	No		—
SA Fortius	Capesize	2001	171,595	No		—

					Charter-out
				Purchase	Rate(2)	Expiration
Vessels	Type	Built	DWT	Option(9)	($)	Date(3)
C. Utopia	Capesize	2007	174,000	No		—
Beaufiks	Capesize	2004	180,181	Yes		—
Rubena N	Capesize	2006	203,233	No		—
SC Lotta	Capesize	2009	170,500	No		—
Vessels to be Delivered
Long-Term Chartered-in

		Delivery	Purchase
Vessels	Type	Date	Option	DWT
Phoenix Beauty	Capesize	01/2010	No	170,500
Kleimar TBN	Capesize	04/2010	No	176,800
Navios TBN	Handysize	02/2011	Yes(10)	35,000
Navios TBN	Handysize	04/2011	Yes(10)	35,000
Navios TBN	Panamax	09/2011	Yes	80,000
Navios TBN	Capesize	09/2011	Yes	180,200
Navios TBN	Ultra Handymax	03/2012	Yes	61,000
Kleimar TBN	Capesize	07/2012	Yes	180,000
Navios TBN	Panamax	01/2013	Yes	82,100
Navios TBN	Ultra Handymax	08/2013	Yes	61,000
Owned Vessels

				Charter-
				out
				Rate(2)	Expiration
Vessels	Type	Delivery Date	DWT	($)	Date (3)
Navios Aurora II	Capesize	11/2009	172,000	41,325	11/2019
Navios Lumen	Capesize	12/2009	181,000	44,850	11/2016
Navios Phoenix	Capesize	12/2009	180,000
Navios Stellar(11)	Capesize	12/2009	172,000	39,900	12/2019
Navios Antares	Capesize	01/2010	172,000	57,000	11/2014
Navios TBN	Capesize	08/2010	180,000	29,356	08/2022
Navios Fulvia	Capesize	08/2010	180,000	50,588	08/2015
Navios TBN	Capesize	09/2010	180,000	29,356	09/2020
Navios TBN	Capesize	10/2010	180,000	29,356	10/2020
Navios TBN	Capesize	12/2010	180,000	29,356	12/2020
Navios TBN	Capesize	02/2011	180,000	29,356	02/2023

(1)	On October 29, 2009, Navios Apollon an Ultra Handymax vessel with a capacity of 52,073 dwt built in 2000 was sold to Navios Partners, and is not included in the owned vessels.

(2)	Net time charter-out rate per day (net of commissions).

(3)	Estimated dates assuming midpoint of redelivery by charterers.

(4)	70/30 profit share in excess of $39,800 for the period to 11/17/2011 or $14,250 for the period between 11/17/2011 and 11/17/2013.

(5)	60/40 profit share in excess of $24,000 for the period to 08/01/2009 and 08/01/2011 or $33,000 for the period between 08/01/2011 and 01/12/2014.

(6)	50/50 profit share in excess of $19,000 for the period between 01/28/2011 and 01/28/2014.

(7)	Navios Celestial was delivered on September 18, 2009.

(8)	The vessel is contracted to be sold for $18.3 million in the second quarter of 2010.

(9)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(10)	Navios Holdings holds the initial 50% purchase option on each vessel.

(11)	The vessel has been chartered-out for a ten-year period at a daily rate of $39,900 if delivered prior to December 31, 2009 or at a daily rate of $37,762 if delivered in the first quarter of 2010.

     Navios Holdings currently has options to acquire three of the remaining 17 chartered-in vessels currently in operation and eight of the ten long-term chartered-in vessels on order (on two of the eight purchase options Navios Holdings holds a 50% initial purchase option).
Charter Policy and Industry Outlook
     Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios Holdings to time charter-out to various shipping industry counterparties, considered by Navios Holdings to have appropriate credit profiles, many of the fleet vessels that it is presently operating (i.e. vessels owned by Navios Holdings or which it has taken into its fleet under charters having a duration of more than 12 months) during 2006, 2007 and 2008 for various periods ranging between one to ten years. By doing this, Navios Holdings aimed to lock-in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings actively trades additional vessels taken in on shorter term charters of less than 12 months duration, as well as, COAs and forward freight agreements, (“FFAs”).
     In 2007 and 2008, this policy had the effect of generating time charter equivalents (“TCE”) that, while high by the average historical levels of the dry bulk freight market over the last 30 years, were below those which could have been earned had the Navios Holdings fleet been operated purely on short term and/or spot employment. Currently, this chartering policy has had the effect of generating higher TCE than spot employment.
     The average daily charter-in vessel cost for Navios Holdings’ long-term charter-in fleet (excluding Kleimar vessels) was $9,913 per day for the nine months ended September 30, 2009. The average charter-in hire rate per vessel was derived from the amount for long-term hire included elsewhere in this document and was computed by (a) multiplying the (i) daily charter-in rate for each vessel by (ii) number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options at favorable prices relative to the current market exercisable in the future.
     Long-term dry bulk demand fundamentals remain attractive. Chinese demand for natural resources for steel and energy production and food products continues to be driven primarily by urbanization and industrialization. Significant commodities purchases by Asian countries, especially China and India, combined with favorable changing trading patterns and the growth in the Chinese coastal trade should support freight rates for the foreseeable future. Additionally, new longer haul trade routes have developed that Navios Holdings anticipates should serve to stimulate ton-mile demand, while port congestion continues to absorb global fleet tonnage.
     Navios Holdings believes that a further decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, would have an adverse impact on future revenue and profitability. However, the cost advantage of Navios Holdings’ long-term chartered fleet, which is chartered-in at historically favorable fixed rates, will continue to help mitigate the impact of the lower freight market environment. The reduced freight rate environment may also have an adverse impact on the market value of Navios Holdings’ owned fleet and any purchase options which are presently at purchase prices below the current market value of the vessels. In reaction to a decline in freight rates, available ship financing has also been negatively impacted.
Navios Logistics Operations
     Navios Logistics, an end-to-end logistics business which leverages Navios Holdings’ transshipment facility in Uruguay with an up-river port facility in Paraguay and dry and wet barge capacity, marked the successful conclusion of an effort Navios Holdings commenced in June 2006, when Navios Holdings announced its intention to develop a South American logistics business. Navios Holdings intends to continue growing its South American logistics business by opportunistically acquiring assets complementary to its port terminal and storage facilities.
     Navios Logistics operates different types of tanker vessels, push boats and wet and dry barges for the delivery of a great range of products meeting the needs of the market between Buenos Aires, Argentina, and all the ports of the Paraná, Paraguay, Uruguay River System in South America, commonly known as the “Hidrovia” (Waterway). The Hidrovia passes through five countries, Argentina, Bolivia, Brazil, Paraguay and Uruguay along its 3,442 kilometers and to maritime facilities of the South American coastline. The group also owns and operates an up-river port terminal containing tank storage for petroleum products, oil and gas in the region San Antonio, Paraguay as well as the largest bulk transfer and storage port terminal in Uruguay located in an international tax free trade zone in the port of Nueva Palmira. (See “Navios South American Logistics Inc.” under “Statement of Operations Breakdown by Segment”).
Factors Affecting Navios Holdings’ Results of Operations
     Navios Holdings believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which its vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ 2008 annual report on Form 20-F with the Securities and Exchange Commission for a discussion of certain risks inherent in its business.

     Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFA transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.
     Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:
•	Market Exposure: Navios Holdings manages the size and composition of its fleet, by chartering and owning vessels, to adjust to anticipated changes in market rates. Navios Holdings aims at achieving an appropriate balance between owned vessels and long- and short-term chartered-in vessels and controls approximately 6.3 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessel permits Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues, less voyage expenses during a period, divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the respective period.
Voyage and Time Charter
     Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.
     Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term, which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.
     Consistent with industry practice, Navios Holdings uses TCE rates as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.
     TCE revenue also serves as industry standard for measuring revenue and comparing results between geographical regions and amongst competitors.

     The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is 5.7 years. But as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.
Spot Charters, Contracts of Affreightment and Forward Freight Agreements
     Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic backhaul cargo contracts, as follows:
•	The operation of voyage charters or spot charter-out fixtures for the carriage of a single cargo between load and discharge port;

•	The use of COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame; and

•	The use of FFAs both as economic hedges in reducing market risk on specific vessels, freight commitments or the overall fleet and in order to increase or reduce the size of its exposure to the dry bulk shipping market.
     In addition, Navios Holdings, through selecting COAs on what would normally be backhaul or ballast legs, attempts to enhance vessel utilization and profitability. The cargoes are used to position vessels at or near major loading areas (such as the U.S. Gulf) where spot cargoes can readily be obtained. This enables ballast time to be reduced as a percentage of the round voyage. This strategy is referred to as triangulation.
     Navios Holdings enters into COAs with major industrial end users of bulk products, primarily in the steel, energy and grain sectors. These contracts are entered into not only with a view to making profit but also as a means of maintaining relationships, obtaining market information and continuing a market presence in this market segment. Navios Holdings has adopted a strategy of entering into COAs to carry freight into known loading areas, such as the U.S. Gulf and the Gulf of St. Lawrence, where subsequent spot or voyage charters can be obtained.
     Navios Holdings enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions Navios Holdings expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. In entering into these contracts, Navios Holdings has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.
     As of September 30, 2009 and December 31, 2008, none of Navios Holdings’ FFAs, qualified for hedge accounting treatment. Dry bulk FFAs traded by Navios Holdings that do not qualify for hedge accounting are shown at fair value through the statement of operations.
     FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house, and LCH, a London clearing house. FFAs are settled in cash monthly based on publicly quoted indices.
     NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.
     At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS ASA and LCH valuations accordingly. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.
STATEMENT OF OPERATIONS BREAKDOWN BY SEGMENT
     Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. As a result, Navios Holdings reviews operating results solely by revenue per day and operating results of the owned and chartered-in fleet and, thus, the Company has determined that it has two reportable segments, Vessel Operations and Logistics Business. Following the acquisition of Horamar in January 2008 and the formation of Navios Logistics, the Company renamed its Port Terminal segment the Logistics Business segment, to include the activities of Horamar, which provides similar products and services in the region that Navios Holdings’ existing port facility currently operates. The reportable segments reflect the internal organization of Navios Holdings and strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as up-river transport facilities in the Hidrovia region. Navios Holdings measures segment performance based on net income. For further segment information, please see Note 12 to the Unaudited Interim Consolidated Financial Statements.
     For a more detailed discussion about the Navios Logistics Segment refer to the section “Navios South American Logistics Inc.” further below.
Period-over-Period Comparisons of Navios Holdings
     For the Three Month Period ended September 30, 2009 compared to the Three Month Period ended September 30, 2008
     The following table presents consolidated revenue and expense information for the three month periods ended September 30, 2009 and 2008. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Three Month	Three Month
	Period ended	Period ended
	September 30,	September 30,
	2009	2008
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$160,570	$363,254
Time charter, voyage and logistic business expenses	(95,355)	(320,995)
Direct vessel expenses	(7, 994)	(6,469)
General and administrative expenses	(9,969)	(9,412)
Depreciation and amortization	(19,915)	(14,641)
Interest income/expense and finance cost, net	(13,775)	(10,142)
Gain on derivatives	2,167	3,380
Gain on sale of assets	—	24,940
Other income/expense, net	(2,517)	(2,027)

Income before equity in net earnings of affiliate companies	13,212	27,888
Equity in net earnings of affiliated companies	9,458	3,949

Income before taxes	22,670	31,837
Income taxes	433	(228)

Net income	23,103	31,609
Less: Net income attributable to the noncontrolling interest	(1,785)	(933)

Net income attributable to Navios Holdings common stockholders	$21,318	$30,676

     Set forth below are selected historical and statistical data for Navios Holdings that it believes may be useful in better understanding its financial position and results of operations. (See section Factors Affecting Navios Holdings’ Results of Operations for definitions of the data presented below).

	Three month period ended
	September 30,
	2009	2008
FLEET DATA
Available days	3,949	6,036
Operating days	3,933	6,032
Fleet utilization	99.6%	99.9%
Equivalent vessels	43	66
AVERAGE DAILY RESULTS
Time Charter Equivalents	$24,061	$49,769

     During the three month period ended September 30, 2009, there were 2,087 less available days as compared to the same period of 2008 mainly due to the decrease in short-term fleet activity. This decrease was mitigated by the increase in the number of vessels in Navios Holdings’ owned fleet by six vessels resulting in 426 additional days. Navios Holdings can increase or decrease its fleet size by chartering-in vessels for long- or short-term periods (less than one year). Fleet size and the corresponding “available days” will be decreased if charters are not renewed or replaced.
     The average TCE rate for the three month period ended September 30, 2009 was $24,061 per day, $25,708 per day lower than the rate achieved in the same period of 2008. This was primarily due to the decrease in the freight market resulting in lower charter-out daily rates in the third quarter of 2009 than those achieved in the third quarter of 2008.
     Revenue: Revenue from vessel operations for the three months ended September 30, 2009 was $121.3 million, as compared to $329.8 million for the same period during 2008. The decrease in revenue was mainly attributable to the decrease in TCE rate per day and the decrease in the available days of the fleet in 2009 as compared to 2008. The achieved TCE rate per day, decreased 51.5% to $24,061 per day in the third quarter of 2009 from $49,769 per day in the same period of 2008. The available days for the fleet decreased by 34.5% to 3,949 in the third quarter of 2009 from 6,036 days in the same period of 2008.
     Revenue from the logistics business was $39.3 million for the three months ended September 30, 2009 as compared to $33.5 million during the same period of 2008. This increase was mainly due to the increased fleet of Navios Logistics (which became operational in the fourth quarter of 2008) compared to the same period of 2008.
     Time Charter, Voyage and Logistic Business Expenses: Time charter, voyage and logistic business expenses decreased by $225.6 million or 70.3% to $95.4 million for the three month period ended September 30, 2009, as compared to $321.0 million for same period in 2008. This was primarily due to the decrease in the short-term fleet activity (which also negatively affected the available days of the fleet, discussed above). This decrease was mitigated by an increase of $2.1 million in logistic business expenses.
     Direct Vessel Expenses: Direct vessel expenses for operation of the owned fleet increased by $1.5 million to $8.0 million or 23.1% for the three month period ended September 30, 2009, as compared to $6.5 million for the same period in 2008. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs. The increase resulted mainly from the increase of the owned fleet by six vessels in the third quarter of 2009 compared to the same period in 2008.
     General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Three month period	Three month period
	ended	ended
	September 30, 2009	September 30, 2008
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Payroll and related costs(1)	$3,274	$3,552
Professional, legal and audit fees(1)	1,045	1,790
Navios Logistics	2,053	2,113
Other(1)	922	1,060

Sub-total	7,294	8,515

Credit default insurance cover	2,675	897

General and administrative expenses	$9,969	$9,412

(1)	Amounts do not include general and administrative expenses of the logistics business.
     The increase by $0.6 million to $10.0 million or 6.4% for the three month period ended September 30, 2009, as compared to $9.4 million for the same period of 2008, was mainly attributable to expenses relating to the cover of additional contracts under the credit default insurance. This increase was mitigated by a decrease in all other categories.
     Depreciation and Amortization: For the three month period ended September 30, 2009, depreciation and amortization increased by $5.3 million compared to the same period in 2008. The increase was primarily due to the increase in depreciation of vessels by $4.4 million due to the increase in the owned fleet by six vessels, and the increase by $0.9 in amortization of favorable and unfavorable leases.
     Interest Income/Expense and Finance Cost, Net: Interest expense and finance cost for the three month period ended September 30, 2009 increased to $14.3 million, as compared to $11.7 million in the same period of 2008. The increase was due to (a) higher average outstanding loan balance (excluding Navios Logistics’ loans and the drawdowns relating to facilities for the construction of the Capesize vessels) to $693.5 million in the third quarter of 2009 from $288.4 million in the same period of 2008, (b) an increase in the amortization of finance charges by $0.5 million, and (c) an increase in interest and finance costs by $0.4 million relating to the Navios Logistics loans. This increase was mitigated partially by the decrease in average LIBOR rate to 1.17% for the three month period ended September 30, 2009 compared to 2.83% for the same period in 2008. Interest income decreased by $1.0 million to $0.5 million for the three month period ended September 30, 2009, as compared to $1.5 million for the same period of 2008. This was mainly attributable to the decrease in short term investments’ income by $0.3 million and the decrease in interest rates. This decrease was mitigated by an increase in the average cash balances to $241.6 million in the third quarter of 2009 from $216.9 million in the same period of 2008.

     Gains on Derivatives: Income from derivatives decreased by $1.2 million to $2.2 million during the three month period ended September 30, 2009, as compared to $3.4 million for the same period in 2008. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic
	Exchange’s
	Panamax Time
	Charter
	Average Index
July 24, 2009	$28,209	(a)
August 26, 2009	$16,738	(b)
September 30, 2009	$18,267	(*)
July 11, 2008	$77,028	(c)
September 30, 2008	$19,294	(d)(*)

(a)	High for Q3 — 2009

(b)	Low for Q3 — 2009

(c)	High for Q3 — 2008

(d)	Low for Q3 — 2008

(*)	End of period rate
     Gain on Sale of Assets: For the three month period ended September 30, 2009, there was no sale of assets. During the same period in 2008, a gain of $24.9 million resulted from the sale of Navios Hope to Navios Partners on July 1, 2008.
     Net Other Income and Expense: Net other income and expense increased by $0.5 million to $2.5 million other expense for the three month period ended September 30, 2009, from $2.0 million other expense for the same period in 2008. This increase was mainly due to $2.0 million increase in other expenses of Navios Logistics. This increase was mitigated by $0.1 million increase in interest income from investments in finance leases, and $1.4 million decrease in miscellaneous expenses.
     For the Nine Month Period ended September 30, 2009 compared to the Nine Month Period ended September 30, 2008
     The following table presents consolidated revenue and expense information for the nine month periods ended September 30, 2009 and 2008. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Nine Month	Nine Month
	Period ended	Period ended
	September 30,	September 30,
	2009	2008
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$449,946	$1,031,887
Time charter, voyage and logistic business expenses	(270,037)	(897,557)
Direct vessel expenses	(23,079)	(18,987)
General and administrative expenses	(30,961)	(27,190)
Depreciation and amortization	(51,832)	(42,083)
Interest income/expense and finance cost, net	(42,877)	(28,940)
Gain on derivatives	2,786	13,635
Gain on sale of assets/partial sale of subsidiary	16,790	27,688
Other income/expense, net	(13,509)	(1,565)

Income before equity in net earnings of affiliate companies	37,227	56,888
Equity in net earnings of affiliated companies	19,957	12,285

Income before taxes	57,184	69,173
Income taxes	2,027	57,640

Net income	59,211	126,813
Less: Net income attributable to the noncontrolling interest	(3,763)	(2,724)

Net income attributable to Navios Holdings common stockholders	$55,448	$124,089

     Set forth below are selected historical and statistical data for Navios Holdings that it believes may be useful in better understanding its financial position and results of operations. (See section Factors Affecting Navios Holdings’ Results of Operations for definitions of the data presented below).

	Nine month period ended
	September 30,
	2009	2008
FLEET DATA
Available days	11,550	18,040
Operating days	11,516	18,014
Fleet utilization	99.7%	99.9%
Equivalent vessels	43	66
AVERAGE DAILY RESULTS
Time Charter Equivalents	$26,353	$47,798
     During the nine month period ended September 30, 2009, there were 6,490 less available days as compared to the same period of 2008 mainly due to the decrease in short-term fleet activity. This decrease was mitigated by the increase in the number of vessels in Navios Holdings, owned fleet by five vessels resulting in 686 additional days. Navios Holdings can increase or decrease its fleet size by chartering-in vessels for long or short-term periods (less than one year). Fleet size and the corresponding “available days” will be decreased if charters are not renewed or replaced.
     The average TCE rate for the nine month period ended September 30, 2009 was $26,353 per day, $21,445 per day lower than the rate achieved in the same period of 2008. This was primarily due to the decrease in the freight market resulting in lower charter-out daily rates in the first nine months of 2009 than those achieved in the same period of 2008.
     Revenue: Revenue from vessel operations for the nine months ended September 30, 2009 was $346.1 million, as compared to $951.3 million for the same period during 2008. The decrease in revenue was mainly attributable to the decrease in TCE rate per day and the decrease in the available days of the fleet in 2009 as compared to 2008. The achieved TCE rate per day, decreased 44.9% to $26,353 per day in the first nine months of 2009 from $47,798 per day in the same period of 2008. The available days for the fleet decreased by 36.0% to 11,550 in the first nine months of 2009 from 18,040 days in the same period of 2008.
     Revenue from the logistics business was $103.8 million for the nine month period ended September 30, 2009, as compared to $80.6 million during the same period of 2008. This increase was mainly due to the increased fleet of Navios Logistics (which became operational in the fourth quarter of 2008) as compared to the fleet in the same period of 2008.
     Time Charter, Voyage and Logistic Business Expenses: Time charter, voyage and logistic business expenses decreased by $627.6 million or 69.9% to $270.0 million for the nine month period ended September 30, 2009, as compared to $897.6 million for the same period in 2008. This was primarily due to the decrease in the short term fleet activity (which also negatively affected the available days of the fleet, discussed above). This decrease was mitigated by an increase of $16.7 million in logistic business expenses.
     Direct Vessel Expenses: Direct vessel expenses for operation of the owned fleet increased by $4.1 million to $23.1 million or 21.6% for the nine month period ended September 30, 2009, as compared to $19.0 million for the same period in 2008. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs. The increase resulted primarily from the increase of the owned fleet by five vessels in the first nine months of 2009 compared to the same period in 2008 and the increase in crew costs, spares and lubricating oils.
     General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Nine month period	Nine month period
	ended	ended
	September 30,	September 30,
	2009	2008
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Payroll and related costs(1)	$10,556	$12,138
Professional, legal and audit fees(1)	3,885	3,595
Navios Logistics	6,207	5,655
Other(1)	2,321	3,695

Sub-total	22,969	25,083

Credit default insurance cover	7,992	2,107

General and administrative expenses	$30,961	$27,190

(1)	Amounts do not include general and administrative expenses of the logistics business.
     The increase by $3.8 million to $31.0 million or 14.0% for the nine month period ended June 30, 2009, as compared to $27.2 million for the same period of 2008, is mainly attributable to (a) expenses relating to the cover of additional contracts under the credit default insurance, (b) the general and administrative expenses attributable to Navios Logistics and (c) increase in professional, legal and audit fees. This increase was mitigated mainly by a decrease in payroll and related costs and other expenses.
     Depreciation and Amortization: For the nine month period ended September 30, 2009, depreciation and amortization increased by $9.7 million compared to the same period in 2008. The increase was primarily due to the increase in depreciation of vessels by

$7.0 million due to the increase in the owned fleet by five vessels, the increase by $2.8 million in depreciation and amortization from the logistics business was mainly due to the acquisition of the six convoys during the third quarter of 2008 and the increase by $2.2 in amortization of favorable and unfavorable leases. This increase was mitigated by the decrease in amortization of backlog by $2.3 million which were fully amortized by the end of 2008.
     Interest Income/Expense and Finance Cost, Net: Interest expense and finance cost for the nine month period ended September 30, 2009 increased to $42.9 million, as compared to $28.9 million in the same period of 2008. The increase was due to (a) higher average outstanding loan balance (excluding Navios Logistics’ loans and the drawdowns relating to facilities for the construction of the Capesize vessels) to $563.7 million in the first nine months of 2009 from $300.0 million in the same period of 2008, (b) the increase in amortization of finance charges by $1.6 million and (c) the increase in interest and finance costs by $0.8 million relating to the Navios Logistics loans. This increase was mitigated by the decrease in average LIBOR rate to 1.72% for the nine month period ended September 30, 2009 compared to 3.73% for the same period in 2008. Interest income decreased by $5.9 million to $1.2 million for the nine month period ended September 30, 2009, as compared to $7.1 million for the same period of 2008. This decrease was mainly attributable to the decrease in the average cash balances to $205.0 million in the first nine months of 2009 from $271.6 million in the same period of 2008, the decrease in commercial paper investments income by $1.5 million and the decrease in interest rates.
     Gains on Derivatives: Income from derivatives decreased by $10.8 million to $2.8 million during the nine month period ended September 30, 2009, as compared to $13.6 million for the same period in 2008. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic
	Exchange’s
	Panamax Time
	Charter
	Average Index
January 19, 2009	$3,917	(a)
July 24, 2009	$28,209	(b)
September 30, 2009	$18,267	(*)
May 20, 2008	$91,710	(c)
September 30, 2008	$19,294	(d)(*)

(a)	Low for nine months — 2009

(b)	High for nine months — 2009

(c)	High for nine months — 2008

(d)	Low for nine months — 2008

(*)	End of period rate
     Gain on Sale of Assets/Partial Sale of Subsidiary: The gain on sale of assets for the nine month period ended September 30, 2009 was $16.8 million which resulted from the sale of the Navios Sagittarius to Navios Partners on June 10, 2009. During the same period in 2008, a gain of $24.9 million resulted from the sale of Navios Hope to Navios Partners on July 1, 2008, a gain of $0.2 million resulted from the sale of the Obeliks in June 2008 and a further gain of $2.6 million resulted from the partial sale of CNSA to the minority shareholders of Navios Logistics.
     Net Other Income and Expense: Net other income and expense decreased by $11.9 million to $13.5 million other expense for the nine month period ended September 30, 2009, from $1.6 million other expense for the same period in 2008. This decrease was mainly due to the $13.8 million unrealized mark-to-market losses on common units of Navios Partners, accounted for as available-for-sale investments written-down to their market value at quarter end on June 30, 2009, which is below the current prevailing market value, $3.3 million increase in other expenses of Navios Logistics, and $0.9 million decrease in interest income from investments in finance leases. This decrease was mitigated by $6.1 million non-cash compensation income relating to the relief of Navios Partners from its obligation to purchase the Navios Bonavis.
     Income Taxes: Income taxes decreased by $55.6 million to $2.0 million for the nine month period ended September 30, 2009, as compared to $57.6 million for the same period in 2008. The main reason was the $57.3 million write-off of deferred taxes relating to Kleimar in the second quarter of 2008 and the $0.3 million increase in taxes relating to Kleimar which is taxed under the tonnage tax system. This decrease was mitigated by a $2.0 million increase in income taxes relating to Navios Logistics.
     NAVIOS SOUTH AMERICAN LOGISTICS INC.
     The following is a discussion of the financial condition and results of operations for the three and nine month periods ended September 30, 2009 and 2008 of Navios Logistics. All of these financial statements have been prepared in accordance with U.S. GAAP.

     Recent Developments
     On September 4, 2009, HS Navigation Inc. entered into a loan facility to finance the acquisition cost of Estefania H for an amount of up to $18.7 million. It bears interest at a rate of LIBOR plus 225 basis points, or bps. The loan will be repaid by installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Navigation Inc. The repayment date should not exceed May 15, 2016.
     Financial Highlights
     The following table presents consolidated revenue and expense information for each of the three and nine month periods ended September 30, 2009 and 2008.

	Three Month	Three Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
(Expressed in thousands of U.S. dollars )	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$39,339	$33,487	$103,781	$80,546
Time charter, voyage and port terminal expenses	(23,775)	(21,692)	(66,407)	(49,657)
General and administrative expenses	(2,053)	(2,113)	(6,207)	(5,656)
Depreciation and amortization	(5,451)	(5,541)	(16,078)	(13,339)
Interest income/expense and finance cost, net	(1,558)	(1,170)	(3,310)	(2,461)
Other income/expense, net	(2,038)	(4)	(4,694)	(1,414)

Income before taxes	$4,464	$2,967	$7,085	$8,019
Income taxes	517	(228)	2,242	170

Net income	4,981	2,739	9,327	8,189
Noncontrolling interests	(99)	(53)	(829)	(57)

Net income attributable to Navios Holdings common stockholders	$4,882	$2,686	$8,498	$8,132

The following table presents consolidated balance sheets of Navios Logistics as of September 30, 2009 and December 31, 2008.

	September 30,	December 31,
	2009	2008
(Expressed in thousands of U.S. dollars )	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$15,846	$11,516
Restricted cash	1,456	1,050
Accounts receivable, net	26,852	13,864
Due from affiliate companies	—	41
Short-term backlog asset	—	44
Prepaid expenses and other current assets	7,571	6,041

Total current assets	51,725	32,556

Vessels, port terminal and other fixed assets, net	268,575	250,237
Deferred financing costs, net	950	420
Deferred dry dock and special survey costs, net	1,745	1,433
Other long-term assets	10,127	9,535
Intangible assets other than goodwill	78,330	84,957
Goodwill	91,393	91,393

Total non-current assets	451,120	437,975

Total assets	$502,845	$470,531

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$15,571	$10,165
Accrued expenses	7,583	9,058
Intercompany accounts	94	—

	September 30,	December 31,
	2009	2008
(Expressed in thousands of U.S. dollars )	(unaudited)
Current portion of long-term debt	4,725	3,137

Total current liabilities	27,973	22,360

Long-term debt, net of current portion	90,799	78,191
Unfavorable lease terms	376	1,505
Long-term liabilities	31,631	22,181
Deferred tax liability	22,538	26,573

Total non-current liabilities	145,344	128,450

Total liabilities	173,317	150,810

Commitments and contingencies	—	—
Stockholders’ equity
Common stock — $1 par value, authorized 20,000 shares	20	20
Additional paid-in capital	284,762	284,762
Retained earnings	11,923	3,427

Total stockholders’ equity	296,705	288,209
Noncontrolling interest	32,823	31,512
Total equity	329,528	319,721

Total liabilities and equity	$502,845	$470,531

Period-over-Period Comparisons of Navios Logistics
     For the Three Month Period ended September 30, 2009 compared to Three Month Period ended September 30, 2008
     Revenue: For the three month period ended September 30, 2009, Navios Logistics revenue increased by $5.8 million or 17.3% to $39.3 million, as compared to $33.5 million for the same period during 2008. Revenue from port terminal operations increased by $6.0 million or 107.1% to $11.6 million for the three month period ended September 30, 2009 as compared to $5.6 million for the same period during 2008. The increase was mainly attributable to an increase in the ports’ volume of activities and to the new silo constructed at Navios Logistics port facilities in Uruguay, which had been fully operational since August 2009 and has added an additional of 80,000 metric tons storage capacity. Revenue from vessels, barges and push boats decreased by $0.2 million or 0.7% to $27.7 million for the three month period ended September 30, 2009 as compared to $27.9 million for the same period in 2008. The decline in soybean production associated with the drought experienced mainly in the first quarter of 2009, throughout the main soybean growing areas of the Hidrovia Region. Low water levels started during the fourth quarter of 2008 and extended into 2009 have also affected our volumes carried. The continuation of these low water levels in the upper stretch of the Paraguay River had a negative effect on the volumes carried also in the third quarter of 2009. This decrease was partially mitigated by the acquisition of Estefania H and Makenita H on July 25, 2008 and on June 2, 2009, respectively, both of which were fully operational during the three month period ended September 30, 2009.
     Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses for the three month period ended September 30, 2009, increased by $2.1 million or 9.7% to $23.8 million for the three month period ended September 30, 2009, as compared to $21.7 million for the same period during 2008. Port terminal expenses for the three month period ended September 30, 2009 increased by $2.2 million or 55.0% to $6.2 million as compared to $4.0 million for the same period during 2008. The increase is attributable to an increase in the ports volume of activities and to the operating costs of the new silo constructed at Navios Logistics port facilities in Uruguay. Time charter and voyage expenses of vessels, barges and push boats for the three month period ended September 30, 2009 decreased by $0.1 million or 0.6% to $17.6 million as compared to $17.7 million for the same period in 2008 mainly attributable to a decrease in fuels consumed and an increase in fleet charter-in rates and in general expenses of the vessels, barges and push boats.
     General and Administrative Expenses: General and administrative expenses was $2.1 million for the three month period ended September 30, 2009 and for the respective period in 2008. General and administrative expenses relating to port terminal operations increased by $0.2 million or 100% to $0.4 million for the three month period ended September 30, 2009, as compared to $0.2 million for the same period in 2008. General and administrative expenses relating to vessels, barges and push boats operations decreased by $0.2 million or 10.5% to $1.7 million for the three month period ended September 30, 2009, as compared to $1.9 million for the same period in 2008. The increase was mainly attributable to increases in payroll and related costs.
     Interest Income/Expense and Finance Cost, Net: Net interest expense increased by $0.4 million or 33.3% to $1.6 for the three month period ended September 30, 2009, as compared to $1.2 million for the same period in 2008. The increase was mainly due to the new loans obtained for the acquisition of product tankers. This increase was partially mitigated by the decrease in interest rates and the decrease in financial investments.
     Other Income/Expense, Net: Net other expense increased by $2.0 million for the three month period ended September 30, 2009. The increase was mainly due to exchange rate differences, allowance for doubtful accounts and taxes other than income taxes.
     Income Taxes: Net income taxes decreased by $0.7 million to $0.5 million for the three month period ended September 30, 2009, as compared to $0.2 million expense for the same period in 2008. The main reason for the increase was the reversal of deferred income tax liabilities. Income taxes consist of income taxes calculated for certain subsidiaries of Navios Logistics, which are subject to corporate income tax.

     For the Nine Month Period ended September 30, 2009 compared to Nine Month Period ended September 30, 2008
     Revenue: For nine month period ended September 30, 2009 Navios Logistics revenue increased by $23.3 million or 28.9% to $103.8 million, as compared to $80.5 million for the same period during 2008. Revenue from port terminal operations increased by $18.5 million or 117.1% to $34.3 million for the nine month period ended September 30, 2009, as compared to $15.8 million for the same period during 2008. The increase was mainly attributable to an increase in the ports volume of activities and to the new silo constructed at Navios Logistics port facilities in Uruguay, which had been fully operational since August 2009 and has added an additional of 80,000 metric tons storage capacity. Revenue from vessels, barges and push boats increased by $4.8 million or 7.4% to $69.5 million for the nine month period ended September 30, 2009, as compared to $64.7 million for the same period during 2008. The increase was mainly attributable to the delivery of the new fleet of liquid and dry barges and push boats until September 2008 and the acquisition of Estefania H and Makenita H on July 25, 2008 and on June 2, 2009, respectively, all of which were fully operational during the nine month period ended September 30, 2009. The total increase was adversely affected by the decline in soybean production associated with the drought experienced mainly in the first quarter of 2009, throughout the main soybean growing areas of the Hidrovia Region. Low water levels started during the fourth quarter of 2008 and extended into 2009, affecting our volumes carried. The continuation of these low water levels in the upper stretch of the Paraguay River had a negative effect on the volumes carried also in the nine month period ended September 30, 2009.
     Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $16.7 million or 33.6% to $66.4 million for the nine month period ended September 30, 2009, as compared to $49.7 million for the same period during 2008. Port terminal expenses for the nine month period ended September 30, 2009 increased by $11.3 million or 115.3% to $21.1 million as compared to $9.8 million for the same period during 2008. The increase is attributable to an increase in the ports volume of activities and to the cost of operations of the new silo constructed at Navios Logistics port facilities in Uruguay. Time charter and voyage expenses of vessels, barges and push boats increased by $5.4 million or 13.5% to $45.3 million for the nine month period ended September 30, 2009, as compared to $39.9 million for the same period in 2008. The increase was mainly attributable to a decrease in fuels consumed, and an increase in payroll and related costs, insurance costs (all of them related to the new fleet acquired), charter-in rates and general expenses in the fleet logistics business.
     General and Administrative Expenses: General and administrative expenses increased by $0.5 million or 8.8% to $6.2 million for the nine month period ended September 30, 2009, as compared to $5.7 million for the same period during 2008. General and administrative expenses relating to port terminal operations increased by $0.1million or 11.1% to $1.0 million for the nine month period ended September 30, 2009, as compared to $0.9 million for the same period during 2008. General and administrative expenses relating to vessels, barges and push boats increased by $0.4 million or 8.3% to $5.2 million for the nine month period ended September 30, 2009, as compared to $4.8 million for the same period during 2008. The increase was mainly attributable to increases in payroll and related costs.
     Depreciation and Amortization: Depreciation and amortization expenses increased by $2.8 million or 21.1% to $16.1 million for the nine month period ended September 30, 2009, as compared to $13.3 million for the same period of 2008. The main reason for this increase of $2.8 million was the increase in depreciation of fixed assets by $2.9 million or 26.6% to $13.8 million for the nine month period ended September 30, 2009, as compared to $10.9 million for the same period in 2008. The increase in depreciation expense was mainly attributable to the delivery of the new fleet of liquid and dry barges and push boats until September 2008 and the acquisition of Estefania H and Makenita H on July 25, 2008 and on June 2, 2009, respectively, all of which were fully operating during the nine month period ended September 30, 2009. This increase was mitigated by a decrease of $0.1 million in amortization of intangible assets amounted to $2.3 million for the nine month period ended September 30, 2009.
     Interest Income/Expense and Finance Cost, Net: Net interest expense increased by $0.8 million or 32% to $3.3 million for the nine month period ended September 30, 2009, as compared to $2.5 million for the same period in 2008. The increase was mainly due to the new loan obtained for the acquisition of product tankers Estefania H and Makenita H. This increase was partially mitigated by a decrease in interest rates.
     Other Income/Expense, Net: Net other expense increased by $3.3 million or 235.7% to $4.7 million for the nine month period ended September 30, 2009, as compared to $1.4 million for the same period in 2008, mainly due to exchange rate differences as a result of foreign currency fluctuations, taxes other-than-income tax and allowance for doubtful accounts.
     Income Taxes: Net income taxes for the nine month period ended September 30, 2009 increased by $2.0 million to $2.2 million, as compared to $0.2 million for the same period in 2008. The increase was mainly due to the reversal of deferred income tax liabilities. Income taxes consist of income taxes calculated for certain subsidiaries of Navios Logistics, which are subject to corporate income tax.
     EBITDA: EBITDA represents net income before interest, taxes, depreciation, and amortization. Navios Logistics uses EBITDA because Navios Logistics believes that EBITDA is a basis upon which operational performance can be assessed and because Navios Logistics believes that EBITDA presents useful information to investors regarding Navios Logistics’ ability to service and/or incur indebtedness. Navios Logistics also uses EBITDA: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.

EBITDA Reconciliation to Net Income

	Three Month Period Ended
	September 30, 2009	September 30, 2008
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income	$4,882	$2,686
Depreciation and amortization	5,451	5,541
Dry dock amortization	74	27
Interest income/expense, net	1,558	1,170
Income taxes	(517)	228

EBITDA	$11,448	$9,652

	Nine Month Period Ended
	September 30, 2009	September 30, 2008
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income	$8,498	$8,132
Depreciation and amortization	16,078	13,339
Dry dock amortization	194	27
Interest income/expense, net	3,310	2,461
Income taxes	(2,242)	(170)

EBITDA	$25,838	$23,789

     EBITDA increased by $1.7 million to $11.4 million for the three month period ended September 30, 2009, as compared to $9.7 million for the same period of 2008. The increase was mainly attributable to an increase in revenue by $5.8 million. The above increase was mitigated mainly by: (a) a $2.1 million increase in time charter, voyage expenses and port terminal expenses; and (b) a $2.0 million increase in other income and expense.
     EBITDA increased by $2.0 million to $25.8 million for the nine month period ended September 30, 2009 as compared to $23.8 million for the same period of 2008. The increase was mainly attributable to the increase in revenue by $23.3 million. The above increase was mitigated mainly by: (a) a $16.7 million increase in time charter, voyage expenses and port terminal expenses; (b) a $3.3 million increase in net other expenses; (c) a $0.5 million increase in general and administrative expenses; and (d) a $0.8 million increase in minority interest.
Balance sheet highlights of Navios Logistics
     Investing activities
     On July 25, 2008, Navios Logistics took delivery of a product tanker vessel named the Estefania H. The purchase price of the vessel (including direct costs) amounted to approximately $19.9 million.
     Until September 2008, Navios Logistics acquired a fleet of liquid and dry barges and push boats for transporting dry and liquid cargo on the river in the Hidrovia Region, representing six convoys. The total cost of the acquisition including transportation costs amounted to approximately $72.1 million (including Accu II). The fleet was fully operational at the end of the first quarter of 2009. The acquisition was financed by a Term Loan of $70.0 million with Marfin Bank Group at a rate of LIBOR plus a margin of 275 bps repayable in one installment by 2012. Before the transaction, Navios Logistics controlled approximately 110 barges, pushboats and vessels and two docking platforms. As a result of this transaction, Navios Logistics controls a fleet with 240 barges, pushboats and other vessels and two docking platforms.
     On June 2, 2009, Navios Logistics took delivery of a product tanker vessel named the Makenita H. The purchase price of the vessel (including direct costs) amounted to approximately $25.1 million.
     Navios Logistics constructed a new silo at its port facility in Uruguay. Since August 2009, the silo is fully operational and it adds an additional 80,000 metric tons of storage capacity. The project was funded by Navios Logistics’ internally generated cash. Navios Logistics for the construction of the new Silo paid an amount of $7.5 million of which $2.7 million were paid during the nine month period ended September 30, 2009.
     Financing activities
     On March 31, 2008, Nauticler S.A, a subsidiary of Navios Logistics, entered into a $70.0 million loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan is guaranteed by Navios Logistics. The loan is repayable in one installment by March 2011 and bears interest at LIBOR plus 175 bps. In March 2009, Nauticler S.A. transferred the entire loan facility to Marfin Popular Bank Public Co. Ltd. The amended facility provides for an additional one-year extension and an increase in margin to 275 bps.
     On September 4, 2009, HS Navigation Inc. entered into a loan facility to finance the acquisition cost of Estefania H for an amount of up to $18.7 million. It bears interest at a rate of LIBOR plus 225 bps. The loan will be repaid by installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Navigation Inc. The repayment date should not exceed May 15, 2016. As of September 30, 2009, the outstanding amount under this facility was $15.3 million.

LIQUIDITY AND CAPITAL RESOURCES
     Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and bank loans. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminal, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. Navios Holdings anticipates that cash on hand, internally generated cash flows and borrowings under the existing credit facilities will be sufficient to fund the operations of the fleet and the logistics business, including working capital requirements. However, see “Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.
     In November 2008, the Board of Directors approved a share repurchase program of up to $25.0 million of Navios Holdings’ common stock pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act, as amended. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of Navios Holdings’ credit facilities and senior notes. During the nine month period ended September 30, 2009, 331,900 shares were repurchased under this program for a total consideration of $0.7 million. Since the initiation of the program, 907,480 shares have been repurchased for a total consideration of $1.8 million.
     The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Holdings for the nine month periods ended September 30, 2009 and 2008.

	Nine Month Period	Nine Month Period
	Ended September 30,	Ended September 30,
	2009	2008
	(Expressed in thousands of U.S. dollars)
	(unaudited)	(unaudited)
Net cash provided by (used in)operating activities	$144,992	$(25,623)
Net cash used in investing activities	(552,638)	(343,517)
Net cash provided by financing activities	512,876	62,731

Increase (decrease) in cash and cash equivalents	105,230	(306,409)
Cash and cash equivalents, beginning of the period	133,624	427,567

Cash and cash equivalents, end of period	$238,854	$121,158

Cash provided by operating activities for the nine month period ended September 30, 2009 as compared to the cash used in the nine month period ended September 30, 2008:
     Net cash provided by operating activities increased by $170.6 million to $145.0 million for the nine month period ended September 30, 2009, as compared to $25.6 million net cash used in operating activities for the same period of 2008. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives.
     The cumulative effect of the adjustments to reconcile net income to net cash provided by operating activities was a $46.5 million increase for the nine month period ended September 30, 2009 which consisted mainly of the following adjustments: $51.8 million of depreciation and amortization; $1.8 million of amortization of deferred dry-dock expenses; $3.2 million of amortization of deferred finance fees; $1.4 million provision for losses on accounts receivable; $5.5 million of unrealized losses on FFAs; $13.8 million unrealized mark-to-market losses on common units of Navios Partners, accounted for as available-for-sale investments and $1.6 million relating to share-based compensation. These adjustments were partially offset by $6.8 million of unrealized gain on Navios Acquisition Warrants; $16.8 million gain on sale of the rights to the Navios Sagittarius to Navios Partners; $6.1 million of non-cash compensation income relating to the relief of Navios Partners from its obligation to purchase the Navios Bonavis; a $2.0 million movement in income taxes; $0.2 million of unrealized gain on interest rate swaps and $0.7 million movement in earnings in affiliates net of dividends received.
     A positive change in cash flow from operations of $39.3 million for the nine month period ended September 30, 2009 resulted from a $3.5 million decrease in accounts receivable; a $54.2 million increase in derivative accounts; a $8.4 million decrease in restricted cash and a $7.2 million increase in accrued expenses. This positive change was partially offset by; a $3.5 million increase in amounts due from affiliates; a $15.2 million decrease in accounts payable; a $1.6 million decrease in deferred income; $3.3 million relating to payments for dry-dock and special survey costs; a $0.4 million increase in prepaid expenses and other assets and $10.0 million increase in other long-term liabilities
     The cumulative effect of the adjustments to reconcile net income to net cash provided by operating activities was a $34.3 million loss for the nine month period ended September 30, 2008 which consisted mainly of the following adjustments: $3.9 million movement in earnings in affiliates net of dividends received, $27.7 million gains on sale of assets and $57.5 million relating to the movement in deferred taxes. These were offset by $42.1 million of depreciation and amortization, $1.4 million of amortization of deferred dry dock expenses, $1.5 million of amortization of deferred finance fees, $6.1 million of unrealized losses on FFAs (represents $5.0 million unrealized gains on FFAs not qualifying for hedge accounting treatment charged to period results and $11.1 million loss reclassified to earnings from “Accumulated Other Comprehensive Income (Loss)” on FFAs previously qualified for hedge accounting), $1.4 million of unrealized losses on interest rate swaps, and $2.3 million of share based compensation.

     The negative change in operating assets and liabilities of $118.1 million for the nine month period ended September 30, 2008 resulted from $8.2 million increase in prepaid expenses and other current assets, $50.0 million increase in accounts payable, $15.0 million increase in deferred income, $147.2 million decrease in derivative accounts, $3.1 million relating to payments for dry-dock and special survey costs, and $0.2 million increase in long-term assets. This negative change was offset by $50.1 million decrease in restricted cash, $23.1 million decrease in accounts receivable, $1.0 million increase in due from affiliates, $16.5 million increase in long-term liabilities, $1.6 million unrealized losses on Navios Acquisition Warrants and $13.3 million increase in accrued expenses.
Cash used in investing activities for the nine month period ended September 30, 2009 as compared to the nine month period ended September 30, 2008:
     Cash used in investing activities increased by $209.1 million to $552.6 million for the nine month period ended September 30, 2009, from $343.5 million for the same period in 2008.
     Cash used in investing activities was the result of: (a) the payment of $25.6 million and $31.6 million cash portion for the acquisition of the Navios Vega in February 2009 and Navios Celestial in September 2009, respectively, and $261.7 million cash portion for the acquisition of three Capesize vessels; (b) the deposits for acquisitions of Capesize vessels under construction amounting to $239.8 million; and (c) the purchase of other fixed assets amounting to $28.9 million mainly relating to the construction of the new silo of Navios Logistics and the acquisition of the tanker vessel Makenita H. The above was offset by $0.4 million received in connection with the capital lease receivable and by $34.6 million consideration received for the sale of the rights of the Navios Sagittarius to Navios Partners.
     Cash used in investing activities was $343.5 million for the nine month period ended September 30, 2008. This was the result of (a) the payment of $110.1 million (net of acquired cash of $5.6 million) for the acquisition of Horamar; (b) the acquisition of the vessels Navios Orbiter and Navios Hope amounting to $39.2 million; (c) the deposits on exercise of vessel purchase options amounting to $173.4 million relating mainly to the deposits for the acquisition of nine Capesize vessels to be delivered in various dates until the fourth quarter of 2009 and to the acquisition of the two Ultra Handymaxes, one delivered on October 10, 2008 and the other one to be delivered in March 2009; and (d) the purchase of other fixed assets amounting to $95.6 million mainly relating to the acquisition of tanker vessels, barges and push boats. The above was offset by $4.7 million received in connection with the capital lease receivable, the proceeds of $35.1 million from the sale of Obeliks and $35.0 million cash proceeds from the sale of Navios Hope to Navios Partners.
Cash provided by financing activities for the nine month period ended September 30, 2009 as compared to the nine month period ended September 30, 2008:
     Cash provided by financing activities increased by $450.2 million to $512.9 million for the nine month period ended September 30, 2009, compared to $62.7 million for the same period of 2008.
     Cash provided by financing activities was the result of $555.1 million of loan proceeds (net of relating finance fees of $6.8 million) in connection with a $36.0 million drawdown from the loan facility with DNB NOR BANK ASA for the construction of one Capesize vessel, $93.0 million drawdown from the loan facilities of Emporiki Bank of Greece for the construction of four Capesize vessels, a $60.0 million drawdown from Commerzbank for the acquisition of the Navios Bonavis, $98.4 million million drawdown from Commerzbank for the construction of three Capesize vessels, $120.0 million drawdown from Deka bank for the acquisition of two Capesize vessels, $20.0 million drawdown of the unsecured bond for the acquisition of Navios Pollux, $110.0 million drawdown from the Marfin Egnatia Bank loan facility and $24.5 million drawdown for the construction of Makenita H. This was offset by: (a) the acquisition of treasury stock amounting to $0.7 million; (b) the $12.0 million capital installments paid in connection with Navios Holdings’ outstanding indebtedness; (c) the $8.4 million increase in restricted cash required under the amendment in one of its facility agreements; and (d) $21.1 million of dividends paid in the nine months ended September 30, 2009 in connection with the third quarter and fourth quarter of 2008 and the first quarter of 2009.
     Cash provided by financing activities was $62.7 million for the nine month period ended September 30, 2008. This was the result of $103.8 million loan proceeds (net of relating finance fees of $1.4 million) in connection with the loan facility of Nauticler S.A. the loan facilities with DNB NOR BANK ASA and Emporiki Bank of Greece for the construction of four Capesize vessels and $50.0 million drawdown from the available revolving facility, and $6.7 million of cash proceeds relating to the issuance of common stock through exercise of warrants. This was offset by: (a) the acquisition of treasury stock amounting to $41.4 million; (b) the $27.6 million installments paid in connection with the Navios Holdings’ outstanding indebtedness; and (c) $28.8 million of dividends paid in the nine months ended September 30, 2008.
     Adjusted EBITDA: EBITDA represents net income before interest income and expense, taxes, depreciation, and amortization. Adjusted EBITDA represents EBITDA before stock based compensation. Navios Holdings uses Adjusted EBITDA because Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and because Navios Holdings believes that Adjusted EBITDA presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness.
     Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures.

     Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Holdings’ performance.
Adjusted EBITDA Reconciliation to Cash from Operations

	Three Months Ended
	September 30,	Sepetmber 30,
	2009	2008
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by (used in) operating activities	$31,276	$(81,571)
Net increase(decrease) in operating assets	18,643	(30,357)
Net (increase) decrease in operating liabilities	(14,710)	138,305
Net interest cost	13,775	11,626
Deferred finance charges	(1,087)	(560)
Provision for losses on accounts receivable	(334)	(118)
Unrealized gain (loss) on FFA derivatives, warrants and interest rate swaps	5,303	(5,963)
Earnings in affiliates and joint ventures, net of dividends received	3,214	819
Payments for dry-dock and special survey	1,451	767
Noncontrolling interest	(1,785)	(933)
Gain on sale of assets/partial sale of subsidiary	—	24,940

Adjusted EBITDA	$55,746	$56,955

	Nine Months Ended
	September 30,	September 30,
	2009	2008
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by (used in) operating activities	$144,992	$(25,623)
Net decrease in operating assets	(8,001)	(67,516)
Net (increase) decrease in operating liabilities	(34,549)	182,573
Net interest cost	42,877	30,425
Deferred finance charges	(3,215)	(1,485)
Provision for losses on accounts receivable	(1,375)	(118)
Unrealized gain (loss) on FFA derivatives, warrants and interest rate swaps	1,483	(9,130)
Earnings in affiliates and joint ventures, net of dividends received	692	3,983
Payments for dry-dock and special survey	3,282	3,055
Noncontrolling interest	(3,763)	(2,724)
Available-for-sale investments reclassification to earnings	(13,778)	—
Non-cash compensation received	6,082	—
Gain on sale of assets/partial sale of subsidiary	16,790	27,688

Adjusted EBITDA	$151,517	$141,128

     Adjusted EBITDA for the third quarter of 2009 decreased by $1.3 million to $55.7 million compared to $57.0 million for the third quarter of 2008. This decrease was primarily due to a decrease in revenue by $202.7 million from $363.3 million in the third quarter of 2008 to $160.6 million for the same period in 2009, an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) by $1.4 million from $6.0 million in the third quarter of 2008 to $7.4 million for the same period in 2009, an increase in general and administrative expenses by $0.8 million from $8.6 million in the third quarter of 2008 to $9.4 million for the same period in 2009 (excluding $0.6 million and $0.8 million share-based compensation for the third quarter of 2009 and 2008, respectively), a decrease in gain from derivatives by $1.2 million from $3.4 million for the third quarter of 2008 to $2.2 million for the same period in 2009, an increase in net other expenses by $0.6 million, a decrease in gains from sale of assets by $24.9 million and an increase in income attributable to noncontrolling interests by $0.9 million from $0.9 million in the third quarter of 2008 to $1.8 million in the same period of 2009. This overall variance of $232.5 million was mitigated by a decrease in time charter, voyage and logistic business expenses by $225.6 million million from $321.0 million in the third quarter of 2008 to $95.4 million in the same period in 2009 and an increase in equity in net earnings from affiliated companies by $5.6 million, from $3.9 million for the third quarter of 2008 to $9.5 million for the same period of 2009.
     Adjusted EBITDA for the first nine months of 2009 and 2008 was $151.5 million and $141.1 million, respectively. The $10.4 million increase in EBITDA was primarily due to a decrease in time charter, voyage and logistic business expenses by $627.6 million from $897.6 million in the first nine months of 2008 to $270.0 million in the same period in 2009, an increase in equity in net earnings from affiliated companies by $7.7 million, from $12.3 million for the first nine months of 2008 to $20.0 million for the same period of 2009 This overall favorable variance of $635.3 was mitigated mainly by a decrease in revenue by $582.0 million from $1,031.9 million in the first nine months of 2008 to $449.9 million for the same period in 2009, an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) by $3.7 million from $17.6 million in the first nine months of 2008 to $21.3 million for the same period in 2009, an increase in general and administrative expenses by $4.4 million from $25.0 million in the first nine months of 2008 to $29.4 million for the same period in 2009 (excluding $1.6 million and $2.2 million share-based compensation for the first nine months of 2009 and 2008, respectively), a decrease in gain from derivatives by $10.8 million from $13.6 million for the first nine months of 2008 to $2.8 million for the same period in 2009, an increase in net other expenses by $12.0 million, an increase in income attributable to non-controlling interests by $1.1 million from $2.7 million in the first nine months of 2008 to $3.8 million in the same period of 2009, and a decrease in gains from sale of assets by $10.9 million.
     Long-Term Debt Obligations and Credit Arrangements
     Senior notes: In December 2006, the Company issued $300.0 million senior notes at 9.5% fixed rate due on December 15, 2014. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Company’s subsidiaries, other than a subsidiary of Kleimar, Navios Logistics and its subsidiaries and the general partner of Navios Partners. At any time before December 15, 2009, Navios Holdings may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remain outstanding after such redemption. In addition, the Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after December 15, 2010, at a fixed price of 104.75%, which price declines ratably until it reaches par in 2012. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Under a registration rights agreement the Company and the guarantors filed a registration statement no later than June 25, 2007 which became effective on July 5, 2007, enabling the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reinvested in the business within a specified period or used to pay secured debt.
     Ship Mortgage Notes: In November 2009, the Company issued $400.0 million first priority ship mortgage notes at 8.875% fixed rate due on November 1, 2017. The ship mortgage notes will be senior obligations of Navios Holdings and will be secured by first priority ship mortgages on 15 vessels (which includes two newbuilding vessels expected to be delivered in the fourth quarter of 2009) owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of our direct and indirect subsidiaries that guarantee the 9.5% senior notes. The guarantees of our subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Concurrently with the issuance of the ship mortgage notes, the Company has deposited $105.0 million from the proceeds of the issuance into an escrow account. This amount will be released from time to time to enable the Company to purchase two designated Capesize vessels or any other vessel to be owned by Navios Holdings within 365 days from the issuance of the ship mortgage notes. At any time before November 1, 2012, Navios Holdings may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Company has the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015. Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Under a registration rights agreement, the Company and the guarantors have agreed to file a registration statement no later than five business days following the first year anniversary of the issuance of the ship mortgage notes enabling the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.
     Loan Facilities:
     The majority of our senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, the majority of which are based on charter-adjusted valuations, with the balance based on charter-free valuations. As of September 30, 2009, we were in compliance with all of the covenants under each of our senior secured credit facilities.
     HSH Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility is composed of a $280.0 million term loan facility and a $120.0 million reducing revolver facility. In April 2008, the Company entered into an agreement for the amendment of the facility due to a prepayment of $10.0 million. After such amendment the term loan facility was repayable in 19 quarterly payments of $2.6 million, seven quarterly payments of $5.7 million and a balloon payment of $166.4 million. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. As of September 30, 2009, the amount available under the revolving facility was $5.3 million and the amount drawn was $80.7 million. Following the sale of Navios Apollon on October 29, 2009, Navios Holdings prepaid $13.5 million of the loan facility and permanently reduced its revolver credit facility by $4.8 million.

     The loan facility requires compliance with the covenants contained in the senior notes. The loan facility also requires compliance with financial covenants including, specified Security Value Maintenance (“SVM”) to total debt percentage and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.
     In March 2009, Navios Holdings further amended its facility agreement with HSH Nordbank and Commerzbank A.G., effective as of November 15, 2008, as follows: (a) to reduce the SVM ratio (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14.0 million ($5.0 million in March 2009 and $1.1 million on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin at 200 bps. The amendment is effective until January 31, 2010.
     Following the issuance of the ship mortgage notes in November 2009, the ship mortgages and security interests on 10 vessels previously secured by this facility were fully released in connection with the partial prepayment of the facility with approximately $197.6 million. $195.0 million was funded from the issuance of the ship mortgage notes and the remaining $2.6 million from the Company’s cash. The Company further agreed with HSH Nordbank and Commerzbank AG that an amount of $90.9 million will be kept in a pledged account and may be released to the Company subject to nominations of substitute vessels agreed by the bank.
     Emporiki Facility: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above mentioned agreement, the amount of the facility has been changed to up to $130.0 million. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of September 30, 2009, the amount drawn was $82.4 million. The amended facility is repayable upon delivery of the Capesize vessels in 10 semi-annual installments of $6.0 million and 10 semi-annual installments of $4.0 million with a final payment of $30.0 million on the last payment date. The interest rate of the amended facility is based on a margin of 175 bps. The loan facility requires compliance with the covenants contained in the senior notes. After the delivery of the vessels the loan also requires compliance with certain financial covenants.
     DNB Facility: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $133.0 million in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches amounting to $66.5 million has been cancelled following the cancellation of construction of one of the two Capesize bulk carriers. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contract. As of September 30, 2009, the amount drawn was $54.0 million. The amended facility is repayable six months following the delivery of the Capesize vessel in 11 semi-annual installments of $2.9 million, with a final payment of $34.6 million on the last payment date. The interest rate of the amended facility is based on a margin of 225 bps as defined in the new agreement.
     Marfin Revolving Facility: In December 2008, Navios Holdings entered into a $90.0 million revolving credit facility with Marfin Egnatia Bank for general corporate purposes. The loan is repayable in one installment in December 2010 and bears interest based on a margin of 275 bps. The facility contains customary covenants and requires compliance with certain of the covenants contained in the indenture governing the existing senior notes. Following the issuance of the ship mortgage notes in November 2009, the ship mortgage previously secured by this revolving facility was fully released in connection with the partial repayment of the facility with approximately $83.4 million.
     Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings concluded a facility of up to $120.0 million with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable upon delivery of the Capesize vessels in 20 semi-annual installments and bears an interest rate based on a margin of 190 bps. The loan facility requires compliance with the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants. As of September 30, 2009, the full amount was drawn following the delivery of the two Capesize vessels.
     Convertible Debt: In February 2009, Navios Holdings issued a $33.5 million convertible debt at a fixed rate of 2% exercisable at a price of $11.00 per share, exercisable until February 2012, in order to partially finance the acquisition of the Navios Vega. Interest is payable semi-annually. Unless previously converted, the amount is payable in February 2012. The Company has the option to redeem the debt in whole or in part in multiples of a thousand dollars, at any time (1) before February 2010 at a redemption price equal to 105% of the principal amount to be redeemed and (2) any time thereafter at a redemption price equal to 100% of the principal amount to be redeemed. The convertible debt was recorded at fair market value on issuance at a discounted face value of 94.5%. The fair market value was determined using a binomial stock price tree model that considered both the debt and conversion features. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.
     Marfin Facility: In March 2009, Navios Holdings entered into a loan facility with Marfin Egnatia Bank of up to $110.0 million to be used to finance the pre-delivery installements for the construction of two Capesize vessels and for general corporate purposes. Originally, $57.2 million of the facility were repayable upon delivery of two Capesize vessels during 2009 and the remaining in one installment in February 2011. Following the refinancing of this facility in October 2009, as a result of which one subsidiary that is a guarantor of the ship mortgage notes issued in November 2009 was replaced as borrower with another, the facility was extended to October 2011. It bears interest at a rate based on a margin of 275 bps. As of September 30, 2009, the full amount had been drawn.
     Commerzbank Facility: In June 2009, Navios Holdings entered into a new facility agreement of up to $240.0 million (divided into four tranches of $60.0 million) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. The principal amount for the three Capesize vessels under construction is available for partial drawdown according to the terms of the payment of the shipbuilding contracts. Each tranche of the facility is repayable starting three months after the delivery of each Capesize vessel in 40 quarterly installments of $0.9 million with a final payment of $24.7 million on the last payment date. It bears interest at a rate based on a margin of 225 bps. As of September 30, 2009, the amount drawn under this facility was $157.5 million. The loan facility requires compliance with the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants.
     Unsecured Bond: In July 2009, Navios Holdings issued a $20.0 million unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest will accrue on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, which is the maturity date. The unsecured bond may be prepaid by Navios Holdings at any time without prepayment penalty.
     Emporiki Facility: In August 2009, Navios Holdings entered into a loan agreement with Emporiki Bank of Greece of up to $75.0 million (divided into two tranches of $37.5 million) to partially finance the acquisition costs of two Capesize vessels. Each tranche of the facility is repayable in 20 semi-annual installments of $1.4 million with a final payment of $10.0 million on the last payment date. The repayment of each tranche starts six months after the delivery date of the respective Capesize vessel. It bears interest at a rate of LIBOR plus 175 bps. As of September 30, 2009, $61.7 million was drawn under this facility. The loan facility requires compliance with the covenants contained in the senior notes. After the delivery of the vessels the loan also requires compliance with certain financial covenants.
     DVB Facility: On August 4, 2005, Kleimar entered into a $21.0 million loan facility with DVB Bank for the purchase of a vessel. The loan was assumed upon acquisition of Kleimar and is repayable in 20 quarterly installments of $0.3 million each with a final balloon payment of $15.4 million in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of September 30, 2009, $16.5 million was outstanding under this facility.
     Navios Logistics loans:
     On March 31, 2008, Nauticler S.A. entered into a $70.0 million loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan is repayable in one installment by March 2011 and bears interest at LIBOR plus 175 bps. In March 2009, Navios Logistics transferred its loan facility of $70.0 million to Marfin Popular Bank Public Co. Ltd. The loan provided for one additional year extension and an increase in margin to 275 bps.
     In connection with the acquisition of Horamar, the Company assumed a $9.5 million loan facility that was entered into by HS Shipping Ltd. Inc. in 2006, in order to finance the building of a 8,900 dwt double hull tanker (Malva H). After the vessel delivery the interest rate is LIBOR plus 150 bps. The loan will be repaid by installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The repayment date should not exceed December 31, 2011. The loan can be pre-paid before such date, with two days written notice. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of September 30, 2009, HS Shipping Ltd. Inc. was in compliance with all the covenants.
     In connection with the acquisition of Horamar, the Company assumed a $2.3 million loan facility that was entered into by Thalassa Energy S.A. in October 2007, in order to finance the purchase of two self-propelled barges (Formosa and San Lorenzo). The loan bears interest at LIBOR plus 150 bps. The loan will be repaid by five equal installments of $0.5 million, two of which were made in November 2008 and June 2009, and the remaining three will be repaid in January 2010, August 2010 and March 2011. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of September 30, 2009, Thalassa Energy S.A. is in compliance with all the covenants. The loan is secured by a first priority mortgage over the two self-propelled barges (Formosa and San Lorenzo).
On September 4, 2009, HS Navigation Inc. entered into a loan facility in order to finance the acquisition cost of Estefania H for an amount of up to $18.7 million which bears interest at LIBOR plus 225 bps. The loan will be repaid by installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Navigation Inc. The repayment date should not exceed May 15, 2016. As of September 30, 2009, the amount outstanding under this facility was $15.3 million. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of September 30, 2009, HS Navigation Inc. was in compliance with all the covenants.
     The maturity table below reflects the principal payments of all credit facilities outstanding as of September 30, 2009 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities discussed in this section “Long Term Obligations and Credit Arrangements” and the outstanding amount due under the senior notes. The maturity table below includes in the amount shown for 2015 and thereafter future principal payments of the drawn portion of credit facilities associated with the financing of the construction of Capesize vessels scheduled to be delivered on various dates throughout 2009. Further, the maturity table below does not include the following subsequent to quarter end transactions: (i) the issuance of $400.0 million ship mortgage notes; (ii) the $106.7 million repayment of the HSH loan and revolver credit facility and the $83.4 million repayment of the Marfin $90.0 million revolving facility following the issuance of the ship mortgage notes; and (iii) the $18.3 million repayment of the HSH loan and revolver credit facility following the sale of Navios Apollon on October 29, 2009.

September 30,
2009
Amounts in
millions of
Year	U.S. dollars
2009	$5.5
2010	163.3
2011	167.4
2012	178.4
2013	59.5
2014	550.3
2015 and thereafter	340.4

Total	$1,464.8

Contractual Obligations:

	September 30, 2009
	Payment due by period
	(Amounts in millions of U.S. dollars)
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt(i)(ii) (iii)	$1,464.8	$68.7	$434.7	$124.7	$836.7
Operating lease obligations (Time charters)	922.0	116.9	202.4	198.3	404.4
Operating lease obligations push boats and barges	6.8	3.4	3.4	—	—
Vessel deposits(iv)	439.1	384.5	54.6	—	—
Rent obligations(v)	$11.8	$1.5	$2.6	$2.5	$5.2

(i)	The amount identified does not include interest costs associated with the outstanding credit facilities which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.2% to 2.75% per annum.

(ii)	Following the amendment of the facility agreement with HSH Nordbank and Commerzbank A.G in March 2009, Navios Holdings has to accumulate $14.0 million of cash reserves into a pledged account with the agent bank ($5.0 million in March 2009 and $1.1 million on each loan repayment date during 2009 and 2010, commencing in January 2009).

(iii)	The long-term debt contractual obligations includes in the amount shown for more than five years future principal payments of the drawn portion of credit facilities associated with the financing of the construction of Capesize vessels scheduled to be delivered on various dates throughout 2009. The long-term debt contractual obligations do not include the $400.0 million ship mortgage notes transaction concluded on November 2, 2009 and the sale of Navios Appollon on October 29, 2009.

(iv)	Future remaining contractual deposits for the 11 owned Capesize vessels to be delivered in various dates until February 2011.

(v)	In October 2006, the Company signed an agreement with a third party to sublease approximately 2,000 square feet of its Norwalk office. Kleimar has leased approximately 387 square meters to locate its offices. Navios Logistics has several lease agreements to locate its offices. The table above incorporates only the lease obligation of the offices indicated in this footnote. Minimum payments have not been reduced by minimum sublease rentals of a total amount of $0.3 million due until the end if the sublease agreement, under a non cancelable sublease.
Working Capital Position
     On September 30, 2009, Navios Holdings’ current assets totaled $468.9 million, while current liabilities totaled $232.1 million, resulting in a positive working capital position of $236.8 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2009 and 2010 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2009 and 2010.
     While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.
Capital Expenditures
     Since 2007, the Company has entered into agreements for the acquisition of a total of 17 newbuild Capesize vessels. In November 2008, the Company terminated three of the above contracts. All Capesize vessels are scheduled for delivery on various dates throughout 2009 until February 2011. As of September 30, 2009, the Company took delivery of three Capesize vessels, Navios Bonavis, Navios Happiness and Navios Pollux. The remaining capital obligations at September 30, 2009, depending on the timing of the delivery of the Capesize vessels, amount to approximately $439.1 million. These capital obligations will be funded by the Company’s existing cash, issuance of Preferred Stock and term loan facilities or available credit lines, as well as the escrow proceeds of $105.0 million deposited concurrently with the issuance of the ship mortgage notes.
Dividend Policy
     At the present time, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of its business. In addition, the terms and provisions of the Company’s current secured credit facilities and the indenture governing its senior unsecured notes and its ship mortgage notes limit its ability to pay dividends in excess of certain amounts or if certain covenants are not met. However, subject to the terms of its credit facilities, the Board of Directors may from time to time consider the payment of dividends and on November 16, 2009, the Board of Directors declared a quarterly cash dividend with respect to the third quarter of 2009 of $0.06 per share of common stock payable on January 7, 2010 to stockholders on record as of December 18, 2009. The declaration and payment of any dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations, restrictions by credit agreements and market conditions.
Concentration of Credit Risk
     Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, that are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the nine month period ended September 30, 2009, and for the year ended December 31, 2008, no customer from the vessel operations segment accounted for more than 10.0% of Navios Holdings’ revenue.
Off-Balance Sheet Arrangements
     Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. With the exception of payments made during the nine months ended September 30, 2009, future minimum rental payments under Navios Holdings’ non-cancelable operating leases are analyzed in the contractual obligations above. As of September 30, 2009, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $5.8 million issued by various banks in favor of various organizations of which $1.7 million are collateralized by cash deposits which are included as a component of restricted cash.
     Upon acquisition of Horamar, the Company’s subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of approximately $6.0 million. According to the acquisition agreement, if such cases are materialized against Navios Holdings, the amounts involved will be reimbursed by the previous shareholders, and, as such, the Company has recognized a respective receivable against such liability. The contingencies are expected to be resolved in the next five years. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.
Related Party Transactions
     Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc. (“ShipManagement”), two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are EUR 0.4 million (approximately $0.6 million) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were the same as those that would have been agreed with a non-related third party. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     On October 31, 2007, ShipManagement entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 1,367.5 square meters and houses part of the operations of the Company. The total annual lease payments are EUR 0.4 million (approximately $0.6 million) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”) as a broker. Commissions paid to Acropolis for each of the three month periods ended September 30, 2009 and 2008, were $0.1 million and $0.4 million, respectively and for the nine months periods ended September 30, 2009 and 2008, were $0.3 million and $1.2 million, respectively. The Company owns 50% of the common stock of Acropolis. During the period ended September 30, 2009 and the year ended December 31, 2008, the Company received dividends of $0.9 million and $1.9 million, respectively. Included in the trade accounts payable at September 30, 2009 and December 31, 2008 is an amount of $0.1 million and $0.2 million, respectively, which is due to Acropolis.
     Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of dry-dock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the three month periods ended September 30, 2009 and 2008 amounted to $2.7 million and $2.7 million, respectively and for the nine month periods ended September 30, 2009 and 2008, $7.9 million and $6.6 million, respectively. In October 2009, the fixed fee period was extended for two years and the daily fees will be $4,500 per owned Ultra Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel.

     General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations, among other things. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three months periods ended September 30, 2009 and 2008 amounted to $0.3 million and $0.3 million, respectively, and for the nine month period ended September 30, 2009 and 2008, $1.3 million and $0.8 million, respectively.
     Balance due from affiliates: Balances due from affiliates as of September 30, 2009 amounted to $5.2 million (2008: $1.7 million) which included the current amounts of $5.1 million due from Navios Partners (2008: $1.5 million). The balance mainly consisted of management fees, administrative fees and other expenses.
     Omnibus agreement: Navios Holdings entered into an omnibus agreement with Navios Partners in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the omnibus agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The omnibus agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties.
     Sale of Navios Hope: On July 1, 2008, Navios Hope was sold to Navios Partners in accordance with the terms of the omnibus agreement. The sale price consisted of $35.0 million in cash and $44.9 million in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units is classified as “Investments in available for sale securities”. The gain from the sale of Navios Hope was $51.5 million of which $24.9 million was recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26.6 million which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners had been deferred under “Long-term liabilities and deferred income” and amortized over the remaining life of the vessel or until it is sold. Following Navios Partners’ public equity offering of 3,500,000 common units in May 2009 and of 2,800,000 common units in September 2009, Navios Holdings’ interest in Navios Partners decreased to 44.6% in May 2009 and further to 42.3% in September 2009. As a result of this decrease, $3.5 million and $1.1 million, respectively of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of September 30, 2009, the unamortized portion of the gain was $20.6 million. (See Note 5 of the Unaudited Interim Consolidated Financial Statements included elsewhere in this document).
     Sale of rights of Navios Sagittarius: On June 10, 2009, Navios Holdings sold to Navios Partners the rights of Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash consideration of $34.6 million. The book value assigned to the vessel was $4.3 million, resulting in gain from her sale of $30.3 million, of which, $16.8 million had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $13.5 million representing profit of Navios Holdings’ 44.6% interest in Navios Partners has been deferred under “Long term liabilities and deferred income” and is being recognized to income based on the remaining term of the vessel’s contract rights or until the vessel’s rights are sold. Following Navios Partners’ public equity offering of 2,800,000 common units in September 2009, Navios Holdings’ interest in Navios Partners decreased to 42.3% and $0.7 million of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of September 30, 2009, the unamortized portion of the gain was $12.3 million (See Note 6 of the Unaudited Interim Consolidated Financial Statements included elsewhere in this document).
     Navios Bonavis: On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. Navios Holdings recognized in its results a non-cash compensation income amounting to $6.1 million. The 1,000,000 subordinated Series A units are included in “Investments in affiliates”. (See Note 14 of the Unaudited Interim Consolidated Financial Statements included elsewhere in this document).
     Sale of Navios Hope: On July 1, 2008, Navios Hope was sold to Navios Partners in accordance with the terms of the omnibus agreement. The sale price consisted of $35.0 million in cash and $44.9 million in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units is classified as “Investments in available for sale securities”. The gain from the sale of Navios Hope was $51.5 million of which $24.9 million was recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26.6 million which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners had been deferred under “Long-term liabilities and deferred income” and amortized over the remaining life of the vessel or until it is sold. Following Navios Partners’ public equity offering of 3,500,000 common units in May 2009 and of 2,800,000 common units in September 2009, Navios Holdings’ interest in Navios Partners decreased to 44.6% in May 2009 and further to 42.3% in September 2009. As a result of this decrease, $3.5 million and $1.1 million, respectively of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of September 30, 2009, the unamortized portion of the gain was $20.6 million. (See Note 5 of the Unaudited Interim Consolidated Financial Statements included elsewhere in this document).
     Navios Acquisition: On July 1, 2008, Navios Holdings purchased 7,600,000 warrants from Navios Acquisition for a total consideration of $7.6 million ($1.00 per warrant) in the private placement that occurred simultaneously with the completion of Navios Acquisitions’ IPO. Each Sponsor Warrant will entitle the holder to purchase from Navios Acquisition one share of common stock at an exercise price of $7.00. Prior to the IPO, Navios Holdings had purchased 8,625,000 Sponsor Units for a total consideration of $25,000, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one Sponsor Warrant. (See Note 1 of the Unaudited Interim Consolidated Financial Statements included elsewhere in this document).
     On March 31, 2008, Navios Holdings provided a non-interest bearing loan of $0.5 million to Navios Acquisition which was repaid during 2008.
     Navios Acquisition presently occupies office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space available for use by Navios Acquisition, as well as certain office and secretarial services, as may be required from time to time. Navios Acquisition has agreed to pay Navios Holdings $10,000 per month for such services and the charge is included in general and administrative expenses. Total general and administrative fees charged for the three and nine month periods ended September 30, 2009 amounted to $30,000 and $90,000, respectively. The charge in both respective periods of 2008 was $30,000. As of September 30, 2009 and December 31, 2008, the balance due from Navios Acquisition was $30,000 and $136,000, respectively.
Quantitative and Qualitative Disclosures about Market Risks
     Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings uses interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).
     Interest Rate Risk:
     Debt Instruments — On September 30, 2009 and December 31, 2008, Navios Holdings had a total of $1,464.8 million and $889.4 million, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a floating rate, except for the senior notes and the convertible debt discussed in “Liquidity and Capital Resources” that bear interest at fixed rate.
     For a detailed discussion on Navios Holdings’ debt instruments refer to section “Long Term Debt Obligations and Credit Arrangements” included elsewhere in this document.
     The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would have no effect on their fair value. The interest rate on the senior notes and convertible debt is fixed and, therefore, changes in interest rates affect their fair value which as of September 30, 2009 was $276.0 million and $32.0 million, respectively. Amounts drawn under the facilities and the senior notes are secured by the assets of Navios Holdings and its subsidiaries. A change in the LIBOR rate of 100 bps would change the annual interest expense by $7.5 million.
     Interest Rate Swaps — Navios Holdings has entered into interest rate swap contracts to hedge its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps Navios Holdings and the banks agreed to exchange, at specified intervals, the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The interest rate swaps allow Navios Holdings to convert long-term borrowings issued at floating rates into equivalent fixed rates.
     At September 30, 2009, Navios Holdings had the following swaps outstanding:
a)	One swap with the Royal Bank of Scotland and one swap with Alpha Bank with a total notional principal amount of $16.0 million. The swaps were entered into at various points in 2001 and mature in 2010. Navios Holdings estimates that it would have to pay $0.9 million to terminate these agreements as of September 30, 2009. As a result of the swaps, Navios Holdings’ net exposure is based on total floating rate debt less the notional principal of floating to fixed interest rate swaps. A 100 bps change in interest rates would increase or decrease interest expense by $0.1 million as of September 30, 2009, so long as the relevant LIBOR does not exceed the caps described below. The swaps are set by reference to the difference between the three month LIBOR (which is the base rate under Navios Holdings’ long-term borrowings) and the yield on the U.S. 10-year treasury bond. The swaps effectively fix interest rates at 5.55% to 5.65%. However, each of the foregoing swaps is subject to a cap of 7.5%; to the extent the relevant LIBOR exceeds the cap, Navios Holdings would remain exposed.

b)	In July 2006, and in connection with the Company’s senior secured credit facility with HSH Nordbank AG, Navios Holdings entered into a second International Swaps and Derivatives Association agreement with HSH Nordbank AG, whereby it exchanges LIBOR with a fixed rate of 5.52%. This contract applies for the period from December 31, 2007 to September 30, 2009, for a notional amount of $79.3 million at redemptions in accordance with the repayment schedule of the Company’s senior secured credit facility as above. The ISDA agreement is secured by the same collateral as the secured credit facility discussed in the preceding paragraph. This swap has expired under its agreement in September 2009.

c)	One swap with Dexia Bank Belgium with a total notional amount of $21.0 million. The swap was entered into at August 2005 and matures in August 2010. Navios Holdings estimates that it would have to pay $0.6 million to terminate this agreement as of September 30, 2009. The swaps exchange LIBOR with fixed rate of 4.525%. In April 2009, one swap with Fortis Bank and one swap with Dexia Bank Belgium expired under their agreement.

     Foreign Currency Risk
     Foreign Currency: In general, the shipping industry is a dollar dominated industry. Industry revenue is set mainly in U.S. dollars. Certain of Navios Holdings’ expenses, 18.3% are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at September 30, 2009 would increase or decrease net income by approximately $0.6 million.
     FFAs Derivative Risk
     Forward Freight Agreements (FFAs) — Navios Holdings enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. By using FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA, as accumulated in “Accumulated Other Comprehensive Income/(Loss),” is first recognized when measuring the profit or loss of related transaction. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gains or losses are recorded in “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of income under “Gain/(Loss) on Forward Freight Agreements.” The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” will be reclassified to earnings under “Revenue” in the statement of income in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transaction will affect earnings and commenced in the third quarter of 2006. For the year ended December 31, 2008, $19.9 million of losses included in “Accumulated Other Comprehensive Income/(Loss)” had been reclassified to earnings.
     Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short-term fluctuations in market prices. As there were only three positions deemed to be open as of September 30, 2009, a ten percent change in underlying freight market indices would have an effect of less than $0.1 million on the Company’s net income.
Critical Accounting Policies
     The Navios Holdings’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.
     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios Holdings has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios Holdings’ significant accounting policies, see Note 2 to the Consolidated Financial Statements, included in Navios Holdings’ 2008 annual report on Form 20-F filed with the Securities and Exchange Commission.
     Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future dry-dock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
     Accounting for derivative financial instruments and hedge activities: The Company enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.
     The Company also trades dry bulk shipping FFAs which are cleared through NOS ASA, a Norwegian clearing house and LCH, a London clearing house. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.

     At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS ASA and LCH valuations accordingly.
     Pursuant to the accounting for derivative financial instruments, the Company records all of its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of operations. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on Forward Freight Agreements”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions will affect earnings. There is no amount included in “Accumulated Other Comprehensive Income/(Loss)” as of December 31, 2008, that is expected to be reclassified to earnings after December 31, 2008. For the years ended December 31, 2008, $19.9 million losses, included in “Accumulated Other Comprehensive Income/ (Loss)”, were reclassified to earnings.
     The Company classifies cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statement of cash flows.
     Stock-based compensation: On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of restricted stock and stock options in accordance with Navios Holdings’ Stock Plan. The Company awarded restricted stock to its employees, officers and directors and stock options to its executives and directors, based on service conditions only, that vest over two years and three years, respectively.
     The fair value of stock option grants is determined with reference to option pricing models, principally adjusted Black-Scholes models. The fair value of restricted stock grants is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period.
     Impairment of long-lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting guidance for impairment of long-lived assets, Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value. In the event that impairment occurred, the fair value of the related asset is determined and an impairment charge is recorded to operations calculated by comparing the asset’s carrying value to the estimated fair market value. Fair market value is estimated primarily through the use of third-party valuations performed on an individual vessel basis. For the purposes of assessing impairment, long-lived assets are grouped at the lowest levels for which there are separately identifiable cash flows.
     No impairment loss was recognized for any of the periods presented.
     Vessels, net: Vessel acquisitions are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.
     Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the Company’s vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.
     Deferred dry-dock and special survey costs: The Company’s vessels, barges and push boats are subject to regularly scheduled dry-docking and special surveys which are carried out every 30, 60, and 84 months for vessels and barges and push boats, respectively to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys is deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels, barges and push boats sold are written off to income in the year the vessel, barge or push boat is sold. When vessels are acquired the portion of the vessels’ capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey.
     Goodwill and other intangibles: As required by the accounting for goodwill and other intangible assets, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, the guidance requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.

     The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value based on a combination of discounted cash flow analysis and an industry market multiple.
     If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value.
     No impairment loss was recognized for any of the periods presented.
     The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction in order to use that trade name. The asset is being amortized under the straight line method over 32 years. The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, backlog assets and liabilities, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel.
     Investment in available for sale securities: The Company classifies its existing marketable equity securities as “available-for-sale” in accordance with provisions of the accounting for certain investments in debt and equity securities. These securities are carried at fair market value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive income (loss) unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statement of income. Management evaluates securities for OTTI on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.
     For the nine month period ended September 30, 2009 and for the year ended December 31, 2008, the Company’s unrealized holding gains/(losses) in available for sale securities were $15.1 million and $(22.6) million, respectively. As of September 30, 2009, $13.8 million relating to available for sale securities were reclassified to earnings.
Recent Accounting Pronouncements
     For a description of the recent accounting pronouncements refer to the Unaudited Interim Consolidated Financial Statements included elsewhere in this document.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars)

		September 30,	December 31,
	Note	2009	2008
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	4	$238,854	$133,624
Restricted cash		17,841	17,858
Accounts receivable, net of allowance for doubtful accounts of $9,718 as at September 30, 2009 and $8,343 as at December 31, 2008		104,888	109,780
Short-term derivative asset	8	80,017	214,156
Short-term backlog asset	6	—	44
Due from affiliate companies		5,150	1,677
Prepaid expenses and other current assets		22,120	28,270

Total current assets		468,870	505,409

Deposit for vessel acquisitions	5	557,787	404,096
Vessels, port terminal and other fixed assets, net	5	1,192,309	737,094
Long-term derivative assets	8	17,264	36,697
Other long-term assets		57,429	46,855
Investments in affiliates		12,380	5,605
Investments in available for sale securities		37,420	22,358
Intangible assets other than goodwill	6	310,274	347,878
Goodwill		147,632	147,632

Total non-current assets		2,332,495	1,748,215

Total assets		$2,801,365	$2,253,624

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$57,283	$72,520
Dividends payable		6,012	9,096
Accrued expenses		42,595	34,468
Deferred income	5	11,335	11,319
Short-term derivative liability	8	46,258	128,952
Current portion of long-term debt	7	68,694	15,177

Total current liabilities		232,177	271,532

Senior notes, net of discount	7	298,503	298,344
Long-term debt, net of current portion	7	1,094,608	574,194
Unfavorable lease terms	6	62,172	76,684
Long-term liabilities and deferred income	5	59,125	47,827
Deferred tax liability		22,538	26,573
Long-term derivative liability	8	5,536	23,691

Total non-current liabilities		1,542,482	1,047,313

Total liabilities		1,774,659	1,318,845

Commitments and contingencies	10	—	—
Stockholders’ equity

Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 5,199 and none issued and outstanding as of September 30, 2009 and December 31, 2008, respectively		—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding, 100,202,960 and 100,488,784 as of September 30, 2009 and December 31, 2008, respectively	9	10	10
Additional paid-in capital	9	516,295	494,719
Accumulated other comprehensive income/(loss)		6,263	(22,578)
Retained earnings		370,934	333,669

Total Navios Holdings’ stockholders’ equity		893,502	805,820
Noncontrolling interest		133,204	128,959

Total equity		1,026,706	934,779

Total liabilities and equity		$2,801,365	$2,253,624

See condensed notes to consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars — except per share data)

		Three Month	Three Month	Nine Month	Nine Month
		Period ended	Period ended	Period ended	Period ended
	Note	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	12	$160,570	$363,254	$449,946	$1,031,887
Time charter, voyage and logistic business expenses		(95,355)	(320,995)	(270,037)	(897,557)
Direct vessel expenses		(7,994)	(6,469)	(23,079)	(18,987)
General and administrative expenses		(9,969)	(9,412)	(30,961)	(27,190)
Depreciation and amortization	5,6	(19,915)	(14,641)	(51,832)	(42,083)
Interest income/expense and finance cost, net	7	(13,775)	(10,142)	(42,877)	(28,940)
Gain on derivatives	8	2,167	3,380	2,786	13,635
Gain on sale of assets/partial sale of subsidiary		—	24,940	16,790	27,688
Other income/expense, net		(2,517)	(2,027)	(13,509)	(1,565)
Income before equity in net earnings of affiliate companies		13,212	27,888	37,227	56,888

Equity in net earnings of affiliated companies	14	9,458	3,949	19,957	12,285

Income before taxes		$22,670	$31,837	$57,184	$69,173
Income taxes		433	(228)	2,027	57,640

Net income		23,103	31,609	59,211	126,813

Less: Net income attributable to the noncontrolling interest	3	(1,785)	(933)	(3,763)	(2,724)

Net income attributable to Navios Holdings common stockholders		$21,318	$30,676	$55,448	$124,089

Basic net income per share attributable to Navios Holdings stockholders		$0.21	$0.29	$0.55	$1.18

Weighted average number of shares, basic	13	99,839,013	104,426,762	99,910,610	105,494,192

Diluted net income per share attributable to Navios Holdings stockholders		$0.20	$0.29	$0.54	$1.13

Weighted average number of shares, diluted	13	105,803,346	107,481,341	103,733,886	109,441,193

See condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

		Nine Month	Nine Month
		Period ended	Period ended
	Note	September 30, 2009	September 30, 2008
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income		$59,211	$126,813
Adjustments to reconcile net income to net cash provided by operating activities:
Non cash adjustments		46,513	(34,324)
Decrease in operating assets		8,001	67,516
Increase/(Decrease) in operating liabilities		34,549	(182,573)
Payments for dry-dock and special survey costs		(3,282)	(3,055)

Net cash provided by/(used in) operating activities		144,992	(25,623)

INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	3	—	(105,069)
Deposits in escrow in connection with acquisition of subsidiary	3	—	(5,000)
Acquisition of vessels	5	(318,876)	(39,161)
Deposits for vessel acquisitions	5	(239,823)	(173,473)
Receipts from finance lease		416	4,705
Proceeds from sale of assets	6	34,600	70,088
Purchase of property and equipment	5	(28,955)	(95,607)

Net cash used in investing activities		(552,638)	(343,517)

FINANCING ACTIVITIES:
Proceeds from long-term loan, net of deferred finance fees	7	555,129	153,784
Repayment of long-term debt and payment of principal	7	(12,019)	(27,637)
Dividends paid		(21,142)	(28,804)
Acquisition of treasury stock	9	(717)	(41,361)
Increase in restricted cash		(8,375)	—
Issuance of common stock	9	—	6,749

Net cash provided by financing activities		512,876	62,731

Increase/(decrease) in cash and cash equivalents		105,230	(306,409)

Cash and cash equivalents, beginning of period		133,624	427,567

Cash and cash equivalents, end of period		$238,854	$121,158

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$37,738	$39,977
Cash paid for income taxes		$2,508	$1,650

Non-cash investing and financing activities
For issuance of convertible debt in connection with the acquisition of vessels see Note 5.		$32,046	$—
For issuance of preferred stock in connection with the acquisition of vessels see Note 5 and 9.		$22,585	$—
See condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars — except share data)

							Accumulated
	Number of		Number of		Additional		Other	Total
	Preferred	Preferred	Common	Common	Paid-in	Retained	Comprehensive	Navios Holdings'	Noncontrolling
	Shares	Stock	Shares	Stock	Capital	Earnings	Income/(Loss)	Stockholders’ Equity	Interest	Total Equity
Balance December 31, 2007	—	$—	106,412,429	$11	$536,306	$252,826	$(19,939)	$769,204	$—	$769,204
Net income	—	—	—	—	—	118,527	—	118,527	1,723	120,250
Other comprehensive income/(loss):
- Unrealized holding losses on investments in-available-for-sale securities	—	—	—	—	—	—	(22,578)	(22,578)	—	(22,578)
- Reclassification to earnings	—	—	—	—	—	—	19,939	19,939	—	19,939

Total comprehensive income								115,888	1,723	117,611
Issuance of common stock (Note 9)	—	—	1,351,368	—	6,756	—	—	6,756	—	6,756
Acquisition of Horamar	—	—	—	—	—	—	—	—	96,186	96,186
Noncontrolling interests in subsidiaries of Horamar	—	—	—	—	—	—	—	—	31,050	31,050
Acquisition of treasury shares (Note 9)	—	—	(7,534,870)	(1)	(51,032)	—	—	(51,033)	—	(51,033)
Stock based compensation expenses (Note 9)	—	—	259,857	—	2,689	—	—	2,689	—	2,689
Dividends declared/ paid	—	—	—	—	—	(37,684)	—	(37,684)	—	(37,684)

Balance December 31, 2008	—	—	100,488,784	10	494,719	333,669	(22,578)	805,820	128,959	934,779
Net income	—	—	—	—	—	55,448	—	55,448	3,763	59,211
Other comprehensive income/(loss):
- Unrealized holding gains on investments in available-for-sale securities	—	—	—	—	—	—	15,063	15,063	—	15,063
- Reclassifiacation to earnings	—	—	—	—	—	—	13,778	13,778	—	13,778

Total comprehensive								84,289	3,763	88,052
Contribution from noncontrolling shareholders	—	—	—	—	—	—	—	—	482	482
Acquisition of treasury shares (Note 9)	—	—	(331,900)	—	(717)	—	—	(717)	—	(717)
Issuance of preferred stock (Note 9)	5,199	—	—	—	20,659	—	—	20,659	—	20,659
Stock-based compensation expenses (Note 9)	—	—	46,076	—	1,634	—	—	1,634	—	1,634
Dividends declared/ paid	—	—	—	—	—	(18,183)	—	(18,183)	—	(18,183)

Balance September 30, 2009 (unaudited)	5,199	$—	100,202,960	$10	$516,295	$370,934	$6,263	$893,502	$133,204	$1,026,706

See condensed notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 1 — DESCRIPTION OF BUSINESS
     On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (“ISE”), Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.
     On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed i) $112,200 in cash and ii) the authorized capital stock of its wholly owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios South American Logistics Inc. (“Navios Logistics”), representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for i) $112,200 in cash, of which $5,000 was kept in escrow ($2,500 as of December 31, 2008) payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were kept in escrow (504 shares as of December 31, 2008) pending the EBITDA Adjustment. See Note 3.
     On July 1, 2008, the Company completed the initial public offering, or an IPO, of units in its subsidiary, Navios Maritime Acquisition Corporation (“Navios Acquisition”), a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Simultaneously with the completion of the IPO, the Company purchased private placement warrants of Navios Acquisition for an aggregate purchase price of $7,600 (“Private Placement Warrants”). Prior to the IPO, Navios Holdings had purchased 8,625,000 units (“Sponsor Units”) for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants”, together with the “Private Placement Warrants”, the “Navios Acquisition Warrants”). Currently, the Company owns approximately 6,035,000 (19%) of the outstanding common stock of Navios Acquisition. Navios Acquisition is no longer a wholly owned subsidiary of the Company but accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.
NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(a)	Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair presentation of Navios Holdings’ consolidated financial position, and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (GAAP) for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ annual report filed on Form 20-F with the Securities Exchange Commission. Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year. The 2008 financial information has been recast to reflect the adoption of guidance on Noncontrolling Interests in Consolidated Financial Statements.

(b)	Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant inter-company balances and transactions have been eliminated in the consolidated statements.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill.
Investments in Affiliates and Joint Ventures: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not exercise control. Joint ventures are entities over which the Company exercises joint control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate or joint venture at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate or joint venture subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate or joint venture; reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate or joint venture equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate or the joint venture.
Subsidiaries included in the consolidation:

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 — 9/30	1/1 — 9/30
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 — 9/30	1/1 — 9/30
Kleimar N.V.	Operating company/Vessel Owning Company	100%	Belgium	1/1 — 9/30	1/1 — 9/30
Kleimar Ltd.	Operating company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Bulkinvest S.A.	Operating company	100%	Luxembourg	1/1 — 9/30	1/1 — 9/30
Navios Maritime Acquisition Corporation	Sub-Holding company	100%	Marshall Is.	—	3/14 — 6/30
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	—
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 — 9/30	—

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008
Astra Maritime Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	—
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Meridian Shipping Enterprises Inc.	Navios Meridian	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Mercator Shipping Corporation	Navios Mercator	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Arc Shipping Corporation	Navios Arc	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Horizon Shipping Enterprises Corporation	Navios Horizon	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Magellan Shipping Corporation	Navios Magellan	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Star Maritime Enterprises Corporation	Navios Star	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Aurora Shipping Enterprises Ltd.	Navios Hope (ex Navios Aurora I)	100%	Marshall Is.	—	1/21 — 6/30
Corsair Shipping Ltd.	Navios Ulysses	100%	Marshall Is	1/1 — 9/30	6/11 — 9/30
Rowboat Marine Inc.	Navios Vega	100%	Marshall Is	1/1 — 9/30	6/11 — 9/30
Hyperion Enterprises Inc.	Navios Hyperion	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Beaufiks Shipping Corporation	Operating company	100%	Marshall Is	1/1 — 9/30	6/19 — 9/30
Sagittarius Shipping Corporation	Operating company	100%	Marshall Is.	1/1 — 6/10	3/6 — 9/30
Nostos Shipmanagement Corp.	Navios Bonavis	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008
Portorosa Marine Corporation	Operating company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Shikhar Ventures S.A (i)	Vessel Owning Company	100%	Liberia	1/1 — 9/30	1/1 — 9/30
Sizzling Ventures Inc.	Operating company	100%	Liberia	1/1 — 9/30	1/1 — 9/30
Rheia Associates Co.	Operating company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Taharqa Spirit Corp.	Operating company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Rumer Holding Ltd. (i)	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Chilali Corp. (i)	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Pharos Navigation S.A. (i)	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Pueblo Holdings Ltd. (i)	Vessel Owning Company	100%	Marshall Is.	1/1 — 9/30	8/8 — 9/30
Surf Maritime Co.	Navios Pollux	100%	Marshall Is.	1/1 — 9/30	8/8 — 9/30
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 — 9/30	7/29 — 9/30
Orbiter Shipping Corp.	Navios Orbiter	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
White Narcissus Marine S.A.	Navios Asteriks	100%	Panama	1/1 — 9/30	1/1 — 9/30
Pandora Marine Inc. (i)	Vessel Owning Company	100%	Marshall Is.	6/11 — 9/30	—
Floral Marine Ltd. (i)	Vessel Owning Company	100%	Marshall Is.	6/11 — 9/30	—
Red Rose Shipping Corp. (i)	Vessel Owning Company	100%	Marshall Is.	6/11 — 9/30	—
Customized Development S.A. (i)	Vessel Owning Company	100%	Liberia	6/22 — 9/30	—
Highbird Management Inc.	Navios Celestial	100%	Marshall Is.	7/14 — 9/30	—
Ducale Marine Inc. (i)	Vessel Owning Company	100%	Marshall Is.	6/22 — 9/30	—
Kohylia Shipmanagement S.A. (i)	Vessel Owning Company	100%	Marshall Is.	7/14 — 9/30	—
Navios G.P. L.L.C.	Operating Company	100%	Marshall Is.	1/1 — 9/30	1/1 — 9/30

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Navios South American Logistics and Subsidiaries:

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008
Navios South American Logistics Inc.	Sub-Holding Company	65.48%	Marshal Is.	1/1 — 9/30	1/1 — 9/30
Corporacion Navios S.A.	Operating Company	65.48%	Uruguay	1/1 — 9/30	1/1 — 9/30
Nauticler S.A.	Sub-Holding Company	65.48%	Uruguay	1/1 — 9/30	1/1 — 9/30
Compania Naviera Horamar S.A.	Operating Company	65.48%	Argentina	1/1 — 9/30	1/1 — 9/30
Compania de Transporte Fluvial Int S.A.	Operating Company	65.48%	Uruguay	1/1 — 9/30	1/1 — 9/30
Ponte Rio S.A.	Operating Company	65.48%	Uruguay	1/1 — 9/30	1/1 — 9/30
Thalassa Energy S.A.	Barges Owning Company	40.93%	Argentina	1/1 — 9/30	1/1 — 9/30
HS Tankers Inc.	Makenita H	33.39%	Panama	1/1 — 9/30	1/1 — 9/30
HS Navegation Inc.	Estefania H	33.39%	Panama	1/1 — 9/30	1/1 — 9/30
HS Shipping Ltd. Inc.	Malva H	40.93%	Panama	1/1 — 9/30	1/1 — 9/30
HS South Inc. (ii)	Vessel Owning Company	40.93%	Panama	1/1 — 9/30	1/1 — 9/30
Mercopar Internacional S.A.	Holding Company	65.48%	Uruguay	1/1 — 9/30	1/1 — 9/30
Nagusa Internacional S.A.	Holding Company	65.48%	Uruguay	1/1 — 9/30	1/1 — 9/30
Hidrovia OSR Internacional S.A.	Holding Company	65.48%	Uruguay	1/1 — 9/30	1/1 — 9/30
Petrovia Internacional S.A.	Holding Company	65.48%	Uruguay	1/1 — 9/30	1/1 — 9/30
Mercopar S.A.	Shipping Company	65.48%	Paraguay	1/1 — 9/30	1/1 — 9/30

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008
Navegation Guarani S.A.	Shipping Company	65.48%	Paraguay	1/1 — 9/30	1/1 — 9/30
Hidrovia OSR S.A.	Oil Spill Response & Salvage Services	65.48%	Paraguay	1/1 — 9/30	1/1 — 9/30
Petrovia S.A.	Shipping Company	65.48%	Paraguay	1/1 — 1/20	1/1 — 9/30
Mercofluvial S.A.	Shipping Company	65.48%	Paraguay	1/1 — 9/30	1/1 — 9/30
Petrolera San Antonio S.A. (PETROSAN)	Oil Storage Plant and Dock Facilities	65.48%	Paraguay	1/1 — 9/30	1/1 — 9/30
Flota Mercante Paraguaya S.A.	Shipping Company	65.48%	Paraguay	1/1 — 2/13	1/1 — 9/30
Compania de Transporte Fluvial S.A.	Shipping Company	65.48%	Paraguay	1/1 — 2/13	1/1 — 9/30
Hidrogas S.A.	Shipping Company	65.48%	Paraguay	1/1 — 1/20	1/1 — 9/30
Stability Oceanways S.A.	Shipping Company	65.48%	Panama	1/1 — 9/30	4/16 — 9/30

(i)	Each company has the rights over a shipbuilding contract of a Capesize vessel. (Note 5)

(ii)	The company has the rights over a shipbuilding contract of a tanker vessel.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Affiliates included in the financial statements accounted for under the equity method:

	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008
Navios Maritime Partners L.P.	Sub-Holding Company	31.6%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Navios Maritime Operating L.L.C.	Operating Company	31.6%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Libra Shipping Enterprises Corporation	Navios Libra II	31.6%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Alegria Shipping Corporation	Navios Alegria	31.6%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Felicity Shipping Corporation	Navios Felicity	31.6%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Gemini Shipping Corporation	Navios Gemini S	31.6%	Marshal Is.	1/1 — 9/30	1/1 — 9/30
Galaxy Shipping Corporation	Navios Galaxy I	31.6%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Prosperity Shipping Corporation	Navios Prosperity	31.6%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Fantastiks Shipping Corporation	Navios Fantastiks	31.6%	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Aldebaran Shipping Corporation	Navios Aldebaran	31.6%	Marshall Is.	1/1 — 9/30	3/17 — 9/30
Aurora Shipping Enterprises Ltd.	Navios Hope (ex Navios Aurora I)	31.6%	Marshall Is.	1/1 — 9/30	7/1 — 9/30
Sagittarius Shipping Corporation	Navios Sagittarius	31.6%	Marshall Is.	6/10 — 9/30	—
Acropolis Chartering & Shipping Inc.	Brokerage Company	50%	Liberia	1/1 — 9/30	1/1 — 9/30
Navios Maritime Acquisition Corporation	Sub-Holding Company	19%	Marshall Is.	1/1 — 9/30	7/1 — 9/30
(c)	Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future dry-dock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
(d)	Recent Accounting Pronouncements:

Noncontrolling Interests in Consolidated Financial Statements In December 2007, the Financial Accounting Standards Board (“FASB”) issued guidance which states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The guidance also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Guidance applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. The guidance was effective as of January 1, 2009 and the interim consolidated financial statements were updated to reflect the reporting and disclosure requirements.

Business Combinations

In December 2007, the FASB issued guidance which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The guidance also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. The guidance was effective for Navios Holdings for business combinations after January 1, 2009 and it did not have a material affect on the Company’s consolidated financial statements.

Nonfinancial Assets and Nonfinancial Liabilities

In February 2008, the FASB issued guidance which delays the effective date of the guidance application for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this guidance, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in guidance The Fair Value Option for Financial Assets and Financial Liabilities. This guidance defers the effective date of relative guidance to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this guidance. The application of this guidance did not have a material effect on the consolidated financial statements of the Company.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Disclosures about Derivative Instruments and Hedging Activities
In March 2008, the FASB issued guidance which changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under relative guidance and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of the guidance did not have a material effect on the Company’s consolidated financial statements.
Determination of the useful life of intangible assets
In April 2008, FASB issued guidance which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under guidance on Goodwill and Other Intangible Assets. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under guidance on Business Combinations, and other U.S. generally accepted accounting principles (GAAP). This guidance was effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and it did not have a material effect on the consolidated financial statements of the Company.
Determining whether instruments granted in share-based payment transactions are participating securities
In June 2008, FASB issued guidance which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in guidance on Earnings per Share. This guidance was effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform to the provisions of this guidance. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.
Disclosures about Credit Derivatives and Certain Guarantees
In September 2008, FASB issued guidance which amends guidance on Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This guidance also amends guidance on Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this guidance clarifies the Board’s intent about the effective date of guidance on Disclosures about Derivative Instruments and Hedging Activities. This guidance applies to credit derivatives, hybrid instruments that have embedded credit derivatives, and guarantees. This guidance also pertains to hybrid instruments that have embedded credit derivatives (for example, credit-linked notes). The provisions of this guidance are effective for reporting periods (annual or interim) ending after November 15, 2008, and encourages that the amendments to be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. In periods after initial adoption, this guidance requires comparative disclosures only for periods ending subsequent to initial adoption. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.
Fair Value Measurements
In October 2008, the FASB issued guidance which clarifies the application of guidance on Fair Value Measurements in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This guidance applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements. The guidance was effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (Accounting changes and Error Corrections). The disclosure provisions for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of this guidance did not have a material effect on the consolidated financial statements of the Company.
Accounting for an instrument (or an embedded Feature)
In November 2008, the FASB issued its final consensus on accounting for an instrument (or an embedded Feature) with a settlement amount that is based on the stock of an entity’s consolidated subsidiary. This issue applies to freestanding financial instruments (and embedded features) for which the payoff to the counterparty is based, in whole or in part, on the stock of a consolidated subsidiary. This Issue applies to those instruments (and embedded features) in the consolidated financial statements of the parent, whether the instrument was entered into by the parent or the subsidiary. This Issue was effective for fiscal years beginning on or after

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
December 15, 2008 and interim periods within those fiscal years. Early adoption is not permitted. The consensus shall be applied to outstanding instruments as of the beginning of the fiscal year in which this issue is initially applied. The adoption of the Issue did not have a material effect on the consolidated financial statements of the Company.
Equity Method Investment Accounting Considerations
In November 2008, the FASB issued guidance on Equity Method Investment Accounting Considerations to clarify the accounting for certain transactions and impairment considerations involving equity method investments. The FASB and the IASB concluded a joint effort in converging the accounting for business combinations as well as the accounting and reporting for noncontrolling interests. The objective of that joint effort was not to reconsider the accounting for equity method investments; however, the application of the equity method is affected by the accounting for business combinations and the accounting for consolidated subsidiaries, which were affected by the issuance other guidance. This guidance was effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of other relative guidance. This guidance shall be applied prospectively. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The adoption of this guidance did not have a material effect on the consolidated financial statements of the Company.
Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities
In December 2008, the FASB issued guidance which amends Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities to require public entities to provide additional disclosures about transfers of financial assets. It also amends Consolidation of Variable Interest Entities to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, this guidance requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special-purpose entity (“SPE”) that holds a variable interest in the qualifying SPE but was not the transferor (“nontransferor”) of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE. This guidance is effective for the first reporting period (interim or annual) ending after December 15, 2008, with earlier application encouraged. Its adoption did not have a material effect on the consolidated financial statements of the Company.
Amendments to the Impairment Guidance on Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets
In January 2009, the FASB issued guidance to achieve more consistent determination of whether an other-than-temporary impairment has occurred. This guidance also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in guidance on Accounting for Certain Investments in Debt and Equity Securities and other related guidance. This guidance is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of this guidance did not have a material effect on the consolidated financial statements of the Company.
Disclosures about Fair Value of Financial Instruments
In April 2009, the FASB issued guidance to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies, as well as in annual financial statements. This guidance also amends guidance on Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. An entity may early adopt this guidance only if it also elects to early adopt guidance on Determining Fair Value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly and Recognition and Presentation of other-than-temporary impairments. This guidance does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this guidance requires comparative disclosures only for periods ending after initial adoption. This guidance will be effective for interim reporting periods after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.
Business Combinations
In April 2009, the FASB issued guidance which amends and clarifies guidance on Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Its adoption did not have a material effect on the consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Subsequent events
In May 2009, the FASB issued guidance which establishes principles and requirements for subsequent events. In particular, it sets forth: a) the period after the balance sheet date during which management of a reporting entity evaluates events or transactions that may occur for potential recognition or disclosure in the financial statements; b) the circumstances under which an entity recognizes events or transactions occurring after the balance sheet date in its financial statements; and c) the disclosures that an entity makes about events or transactions that occurred after the balance sheet date. This guidance has been applied to the accounting for and disclosure of subsequent events not addressed in other applicable generally accepted accounting principles (GAAP). An entity recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and has been applied prospectively. The adoption of this guidance did not have any material effect on the consolidated financial statements of the Company.
Consolidation of Variable Interest Entities
In June 2009, the FASB issued guidance which amends certain requirements of guidance on Consolidation of Variable Interest Entities, to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This guidance carries forward the scope relative guidance, with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in guidance on Accounting for Transfers of Financial Assets. This shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently evaluating the potential impact of the adoption of this guidance on the Company’s consolidated financial statements.
The Hierarchy of Generally Accepted Accounting Principles
In June 2009, the FASB issued guidance which replaces establishes the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This guidance shall be effective for financial statements issued for interim and annual periods ending after September 15, 2009, except for nonpublic nongovernmental entities that have not followed the guidance included in the AICPA Technical Inquiry Service (TIS) Section 5100, “Revenue Recognition,” paragraphs 38–76. An entity shall follow the disclosure requirements of relative guidance and disclose the accounting principles that were used before and after the application of the provisions of this guidance and the reason that applying this guidance resulted in a change in accounting principle or correction of an error. The adoption of this guidance did not have any material effect on the consolidated financial statements of the Company.
Accounting for Transfers of Financial Assets
In June 2009, the FASB issued this guidance to address (1) practices that have developed since the issuance relative guidance on Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This guidance must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This guidance must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities (as defined under previous accounting standards) should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. If the evaluation on the effective date results in consolidation, the reporting entity should apply the transition guidance provided in the pronouncement that requires consolidation. Additionally, the disclosure provisions of this guidance should be applied to transfers that occurred both before and after its effective date. The Company is currently evaluating the potential impact of the adoption this guidance on the Company’s consolidated financial statements.
NOTE 3: ACQUISITION
     Acquisition of Horamar Group
     On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed i) $112,200 in cash and ii) the authorized capital stock of its wholly owned subsidiary CNSA, in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for i) $112,200 in cash, of which $5,000 was kept in escrow ($2,500 as of December 31, 2008) payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were kept in escrow (504 shares as of December 31, 2008) pending the EBITDA Adjustment.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     In November 2008, part of the contingent consideration for the acquisition of Horamar was released, as Horamar achieved the interim EBITDA target. Following the resolution of the contingency, $2,500 in cash and 503 shares were released to the shareholders of Horamar. In accordance with the amended share purchase agreement, the final EBITDA target may be resolved until December 31, 2009.
     Horamar was a privately held Argentina-based group that specialized in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America. The cash contribution for the acquisition of Horamar was financed entirely by existing cash. Through the acquisition of Horamar, Navios Holdings formed Navios Logistics, an end-to-end logistics business through the combination of its existing port operations in Uruguay with the barge and up-river port businesses that specialize in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America.
     The table below shows the Company’s determination of the cost of acquisition and how that cost was allocated to the fair value of assets and liabilities at the acquisition date, January 1, 2008.

Adjusted purchase price
Consideration to sellers (cash), excluding contingent consideration	$109,700
Fair value of 34.5% ownership in CNSA	26,901

Total consideration given for 65.5% acquired interest in Horamar	136,601
Proforma purchase price — 100%	208,552
Transaction costs	3,461

Total proforma purchase price — 100%	212,013
Fair value of assets and liabilities acquired
Vessel fleet	128,838
Petrosan port tangible assets	12,557
Customer relationships	35,490
Tradenames and trademarks	10,420
Favorable contracts	3,780
Favorable construction contracts	7,600
Petrosan port operating rights	3,060
Unfavorable contracts	(3,010)
Deferred taxes	(27,287)
Long-term debt assumed	(11,665)
Minority interests in subsidiaries of Horamar	(31,050)
Other long-term assets/liabilities	488
Net working capital, including cash retained of $5,592	5,970

Fair value of identifiable assets and liabilities of Horamar	135,191

Goodwill	$76,822

     Following the release of the escrow in November 2008, as a result of Horamar achieving the interim EBITDA target, goodwill increased by $11,634, to reflect the changes in noncontrolling interests. Excluding the remaining contingent consideration still in escrow, Navios Holdings currently holds 65.5% of Navios Logistics’ outstanding stock.
     Goodwill arising from the acquisition has all been allocated to the Company’s Logistics Business segment. None of the goodwill is deductible for tax purposes.
     The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized using the straight-line method over the periods indicated below:

	Weighted	Nine Month	Nine Month
	Average	Period ended	Period ended
	Amortization	September 30, 2009	September 30, 2008
Description	Period (Years)	Amortization	Amortization
Customer relationships	20	$(1,331)	$(1,331)
Tradenames and trademarks	10	$(782)	$(782)
Favorable contracts	4	$(620)	$(709)
Petrosan port operating rights	20	$(115)	$(115)
Favorable construction contracts (*)	—	$—	$—
Unfavorable contracts	2	$1,129	$1,131

(*)	This amount is not amortized and when the vessel is delivered, will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. (Note 6). Following the delivery of the tanker vessel, Makenita H, $3,200 has been transferred to the cost of the vessel as of September 30, 2009.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     The following is a summary of the acquired identifiable intangible assets as of September 30, 2009:

		Accumulated
Description	Gross Amount	Amortization	Net Amount
Customer relationships	$35,490	$(3,105)	$32,385
Tradenames and trademarks	$10,420	$(1,824)	$8,596
Favorable contracts	$3,780	$(1,447)	$2,333
Favorable construction contracts	$4,400	$—	$4,400
Petrosan port operating rights	$3,060	$(268)	$2,792
Unfavorable contracts	$(3,010)	$2,634	$(376)

Totals	$54,140	$(4,010)	$50,130

NOTE 4: CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of the following:

	September 30,	December 31,
	2009	2008
Cash on hand and at banks	$43,727	$28,976
Short-term deposits and highly liquid funds	195,127	104,648

Total cash and cash equivalents	$238,854	$133,624

NOTE 5: VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

		Accumulated	Net Book
Vessels	Cost	Depreciation	Value
Balance December 31, 2008	$538,587	$(54,322)	$484,265
Additions	459,267	(22,061)	437,206

Balance September 30, 2009	$997,854	$(76,383)	$921,471

		Accumulated	Net Book
Port Terminals	Cost	Depreciation	Value
Balance December 31, 2008	$44,425	$(3,879)	$40,546
Additions	2,947	(1,654)	1,293
Transfer to port terminals	12,659	(437)	12,222

Balance September 30, 2009	$60,031	$(5,970)	$54,061

		Accumulated	Net Book
Tanker vessels, barges and push boats	Cost	Depreciation	Value
Balance December 31, 2008	$220,673	$(13,436)	$207,237
Additions	28,720	(11,663)	17,057
Transfer to port terminals	(12,659)	437	(12,222)

Balance September 30, 2009	$236,734	$(24,662)	$212,072

		Accumulated	Net Book
Other fixed assets	Cost	Depreciation	Value
Balance December 31, 2008	$6,966	$(1,920)	$5,046
Additions	213	(554)	(341)

Balance September 30, 2009	$7,179	$(2,474)	$4,705

		Accumulated	Net Book
Total	Cost	Depreciation	Value
Balance December 31, 2008	$810,651	$(73,557)	$737,094
Additions	491,147	(35,932)	455,215

Balance September 30, 2009	$1,301,798	$(109,489)	$1,192,309

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     As of September 30, 2009, Navios Holdings executed purchase options comprising of four Ultra Handymax, six Panamax and one Capesize vessels. Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Hope and Navios Fantastiks were delivered on November 30, 2005, December 30, 2005, February 10, 2006, March 23, 2006, March 24, 2006, April 10, 2006, December 4, 2006, February 26, 2007, February 7, 2008, April 24, 2008 and May 2, 2008, respectively. The rights to Navios Fantastiks were sold to Navios Partners, on November 15, 2007, while Navios Hope was sold to Navios Partners on July 1, 2008. The sale price of Navios Hope consisted of $35,000 in cash and $44,936 in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units has been classified as “Investments in available-for-sale securities”. The gain from the sale of Navios Hope was $51,508, of which, $24,940 had been recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26,568 which represented profit to the extent of Navios Holdings’ interest in Navios Partners has been deferred under “Long term liabilities and deferred income” and is being recognized to income as the vessel is amortized over its remaining useful life or until it’s sold. Following Navios Partners’ public equity offerings of 3,500,000 common units in May 2009 and of 2,800,000 common units in September 2009, Navios Holdings’ interest in Navios Partners decreased from 51.6% to 44.6% in May 2009 and further to 42.3% in September 2009. $3,464 and $1,098, respectively of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of September 30, 2009, the unamortized portion of the gain was $20,557, of which the portion to be amortized over the next year amounting to $995 is classified under “Deferred income”. The amortization of deferred income is included in “Equity in net earnings of affiliated companies” in the statements of income.
     Since July 2007, Navios Holdings entered into agreements for the acquisition of 11 Capesize vessels to be built in South Korea and Japan. On November 4, 2008, Navios Holdings cancelled three of the contracts for a total cancellation fee of $1,500 which was expensed. The shipyard installments paid for the construction of these vessels will be spread against the payments for the construction of the remaining Capesize vessels under construction by the same shipyard. Their delivery is expected in various dates until the first quarter of 2010.
     Of the above eight Capesize vessels, Navios Bonavis, with a capacity of 180,022 dwt, was delivered on June 29, 2009 for an acquisition price of approximately $120,746, Navios Happiness, with a capacity of 180,022 dwt, was delivered on July 23, 2009 for an acquisition price of approximately $120,843 and Navios Pollux, with a capacity of 180,727 dwt, was delivered on July 24, 2009 for an acquisition price of approximately $110,781.
     The aggregate acquisition cost of the remaining five Capesize vessels is approximately $551,900. Navios Holdings has paid as of September 30, 2009, an amount of $356,230 in cash and $20,000 in shares (1,397,624 common shares at $14.31 per share based on the price on the acquisition date) as interim payments for the purchase of these vessels and it is included in “Deposits for vessel acquisitions”. Part of the consideration amounting to $52,820, can be paid with mandatorily convertible preferred stock (“Preferred Stock”) at the Company’s option upon delivery of the vessels. All Preferred Stock will have similar characteristics as those described in Note 9.
     In June 2009, Navios Holdings entered into agreements to acquire four additional Capesize vessels for its wholly owned fleet. Their delivery is expected in various dates in 2010 until the first quarter of 2011. Total consideration for the vessels is $324,450. Part of the consideration amounting to $93,700, can be paid with Preferred Stock at the Company’s option upon delivery of the vessels. All Preferred Stock has similar characteristics with those described in Note 9. As of September 30, 2009, Navios Holdings paid an amount of $104,335 in cash and issued 1,870 Preferred Stock which have a nominal value of $18,700 and a fair value of $7,177. See also Note 9. The total amount of $111,512 has been included in “Deposits for vessel acquisitions”.
     In June 2008, Navios Holdings entered into agreements to acquire two Ultra Handymax vessels for its wholly owned fleet. The first vessel, Navios Ulysses, is a 2007-built, 55,728 dwt, Ultra Handymax built in Japan that was delivered on October 10, 2008. The vessel’s purchase price was approximately $79,123. The second vessel, Navios Vega, is a 58,792 dwt, 2009-built Ultra Handymax built in Japan that was delivered on February 18, 2009 for an acquisition cost of approximately $72,140, of which $40,000 was paid in cash and the remaining was paid through the issuance of a 2% convertible debt with a three-year maturity. As of December 31, 2008, Navios Holdings paid an amount of $14,700 as deposit for the purchase of the Navios Vega and it is included in “Deposits for vessel acquisitions”.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     In August 2009, Navios Holdings agreed to acquire two additional Capesize vessels for its wholly owned fleet. Their delivery is expected in the fourth quarter of 2010. Total consideration of the vessels is approximately $141,458 of which $47,890 can be paid with Preferred Stock with similar characteristics to those described in Note 9. As of September 30, 2009, Navios Holdings paid an amount of $51,170 in cash and issued 2,829 Preferred Stock which have a nominal value of $28,290 and a fair value of $12,905. See also Note 9.
     On September 18, 2009, Navios Celestial, a 2009-built, 58,084 dwt, Ultra Handymax was delivered to Navios Holdings. The vessel’s acquisition price was approximately $34,132 of which $31,629 was paid in cash. The remaining amount was funded through the issuance of 500 Preferred Stock which have a nominal value of $5,000 and a fair value of $2,503. See also Note 9.
     On October 29, 2009, Navios Holdings sold Navios Apollon to Navios Partners. The sale price of Navios Apollon was $32,000 received entirely in cash.
     In September 2008, Navios Logistics began construction of a new silo at its port facility in Uruguay. The silo was operational as of the beginning of the third quarter of 2009 and is expected to add an additional 80,000 metric tons of storage capacity. As of September 30, 2009, Navios Logistics paid an amount of $7,435 for the construction of the new silo.
     On June 2, 2009, Navios Logistics took delivery of the Makenita H, a tanker vessel. The purchase price of the vessel amounted to approximately $25,100.
     Since March 2008, Navios Logistics through its subsidiaries, entered into agreements for the acquisition of a fleet for transporting dry and wet cargo on the river in the Hidrovia region. This fleet consists of push boats, dry barges and wet barges. The fleet’s acquisition amounted to an aggregate of approximately $72,100.
NOTE 6: INTANGIBLE ASSETS OTHER THAN GOODWILL
     Intangible assets as of September 30, 2009 and December 31, 2008 consist of the following:

				Net Book Value
		Accumulated	Disposal/Transfer	September 30,
September 30, 2009	Acquisition Cost	Amortization	to vessel cost	2009
Trade name	$100,420	$(13,351)	$—	$87,069
Port terminal operating rights	34,060	(3,444)	—	30,616
Customer relationships	35,490	(3,105)	—	32,385
Favorable construction contracts	7,600	—	(3,200)	4,400
Favorable lease terms(**)	255,816	(95,704)	(4,308)	155,804

Total Intangible assets	433,386	(115,604)	(7,508)	310,274

Unfavorable lease terms(*)	(130,523)	68,351	—	(62,172)
Backlog assets	14,830	(14,830)	—	—

Total	$317,693	$(62,083)	$(7,508)	$248,102

				Fair value
				measurement
				due to
		Accumulated	Transfer to	acquisition of	Net Book Value
December 31, 2008	Acquisition Cost	Amortization	vessel cost	subsidiary	December 31, 2008
Trade name	$90,000	$(10,467)	$—	$10,420	$89,953
Port terminal operating rights	31,000	(2,750)	—	3,060	31,310
Customer relationships	—	(1,774)	—	35,490	33,716
Favorable construction contracts	—	—	—	7,600	7,600
Favorable lease terms	269,277	(73,900)	(13,858)	3,780	185,299

Total Intangible assets	390,277	(88,891)	(13,858)	60,350	347,878

Unfavorable lease terms(*)	(127,513)	53,839	—	(3,010)	(76,684)
Backlog assets	14,830	(14,786)	—	—	44

Total	$277,594	$(49,838)	$(13,858)	$57,340	$271,238

(*)	Includes $15,890 of unfavorable purchase options held by third parties, which are not amortized. If an option is exercised by the third party, the liability will be included in the calculation of gain/loss on sale of the related vessel.

(**)	Includes $31,081 of favorable purchase options which are not amortized and should the purchase options be exercised, the asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     On June 10, 2009, Navios Holdings sold to Navios Partners the rights of Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash consideration of $34,600. The book value assigned to the vessel was $4,308, resulting in gain from her sale of $30,292, of which, $16,782 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $13,510 representing profit of Navios Holdings’ 44.6% interest in Navios Partners has been deferred under “Long term liabilities and deferred income” and is being recognized to income based on the remaining terms of the vessel’s contract rights or until the vessel’s rights are sold. The portion to be amortized over the next year is classified under “Deferred income”. A portion of the deferred gain would also be recognized if Navios Holdings’ interest in Navios Partners decreases. Following Navios Partners’ public equity offering of 2,800,000 common units in September 2009, Navios Holdings’ interest in Navios Partners decreased to 42.3% and $659 of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies. As of September 30, 2009, the unamortized portion of the gain was $12,347, of which $1,560 is classified under “Deferred income”. The amortization of deferred income is included in “Equity in net earnings of affiliated companies” in the statements of income.
NOTE 7: BORROWINGS
     Borrowings consist of the following:

September 30,
2009
Loan Facility HSH Nordbank and Commerzbank A.G.	$243,016
Revolver Facility HSH Nordbank and Commerzbank A.G.	80,667
Loan Facility Emporiki Bank	82,380
Loan DVB Bank	16,520
Loan DNB NOR Bank	54,000
Commerzbank A.G.	157,478
Loan Facility Emporiki Bank	61,671
Dekabank Deutsche Girozentrale	120,000
Loan Marfin Egnatia Bank	70,000
Revolving credit facility Marfin Egnatia Bank	90,000
Loan Facility Marfin Egnatia Bank	110,000
Convertible debt	33,500
Unsecured bond	20,000
Other long-term loans	25,524
Senior notes	300,000

Total borrowing	1,464,756
Less unamortized discount	(2,951)
Less current portion	(68,694)

Total long term borrowings	$1,393,111

     Senior notes: In December 2006, the Company issued $300,000 senior notes at 9.5% fixed rate due on December 15, 2014. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Company’s subsidiaries, other than a subsidiary of Kleimar, Navios Logistics and its subsidiaries and the general partner of Navios Partners. At any time before December 15, 2009, Navios Holdings may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remain outstanding after such redemption. In addition, the Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after December 15, 2010, at a fixed price of 104.75%, which price declines ratably until it reaches par in 2012. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Under a registration rights agreement the

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Company and the guarantors filed a registration statement no later than June 25, 2007 which became effective on July 5, 2007, enabling the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reinvested in the business within a specified period or used to pay secured debt.
     Ship Mortgage Notes: In November 2009, the Company issued $400,000 first priority ship mortgage notes at 8.875% fixed rate due on November 1, 2017. The ship mortgage notes will be senior obligations of Navios Holdings and will be secured by first priority ship mortgages on 15 vessels (which includes two newbuilding vessels expected to be delivered in the fourth quarter of 2009) owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of our direct and indirect subsidiaries that guarantee the 9.5% senior notes. The guarantees of our subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Concurrently with the issuance of the ship mortgage notes, Navios Holdings has deposited $105,000 from the proceeds of the issuance into an escrow account. This amount will be released from time to time to enable the Company to purchase two designated Capesize vessels or any other vessel to be owned by the Company within 365 days from the issuance of the ship mortgage notes. At any time before November 1, 2012, Navios Holdings may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Company has the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015. Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Under a registration rights agreement, the Company and the guarantors have agreed to file a registration statement no later than five business days following the first year anniversary of the issuance of the ship mortgage notes enabling the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.
     Loan Facilities:
     The majority of our senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, the majority of which are based on charter-adjusted valuations, with the balance based on charter-free valuations. As of September 30, 2009, we were in compliance with all of the covenants under each of our senior secured credit facilities.
     HSH Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility is composed of a $280,000 term loan facility and a $120,000 reducing revolver facility. In April 2008, the Company entered into an agreement for the amendment of the facility due to a prepayment of $10,000. After such amendment the term loan facility was repayable in 19 quarterly payments of $2,647, seven quarterly payments of $5,654 and a balloon payment of $166,382. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. As of September 30, 2009, the amount available under the revolving facility was $5,333 and the amount drawn was $80,667. Following the sale of Navios Apollon on October 29, 2009, Navios Holdings prepaid $13,501 of the loan facility and permanently reduced its revolver credit facility by $4,778.
     The loan facility requires compliance with the covenants contained in the senior notes. The loan facility also requires compliance with financial covenants including, specified Security Value Maintenance (“SVM”) to total debt percentage and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.
     In March 2009, Navios Holdings further amended its facility agreement with HSH Nordbank and Commerzbank A.G., effective as of November 15, 2008, as follows: (a) to reduce the SVM ratio (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14,000 ($5,000 in March 2009 and $1,125 on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin at 200 bps. The amendment is effective until January 31, 2010.
     Following the issuance of the ship mortgage notes in November 2009, the ship mortgages and security interests on 10 vessels previously secured by this facility were fully released in connection with the partial prepayment of the facility with approximately $197,599. $195,000 was funded from the issuance of the ship mortgage notes and the remaining $2,599 from the Company’s cash. The Company further agreed with HSH Nordbank and Commerzbank AG that an amount of $90,878 will be kept in a pledged account and may be released to the Company subject to nominations of substitute vessels agreed by the bank.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Emporiki Facility: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece of up to $154,000 in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above mentioned agreement, the amount of the facility has been changed to up to $130,000. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of September 30, 2009, the amount drawn was $82,380. The amended facility is repayable upon delivery of the Capesize vessels in 10 semi-annual installments of $6,000 and 10 semi-annual installments of $4,000 with a final payment of $30,000 on the last payment date. The interest rate of the amended facility is based on a margin of 175 bps. The loan facility requires compliance with the covenants contained in the senior notes. After the delivery of the vessels the loan also requires compliance with certain financial covenants.
     DNB Facility: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $133,000 in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches amounting to $66,500 has been cancelled following the cancellation of construction of one of the two Capesize bulk carriers. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contract. As of September 30, 2009, the amount drawn was $54,000. The amended facility is repayable six months following the delivery of the Capesize vessel in 11 semi-annual installments of $2,900, with a final payment of $34,600 on the last payment date. The interest rate of the amended facility is based on a margin of 225 bps as defined in the new agreement.
     Marfin Revolving Facility: In December 2008, Navios Holdings entered into a $90,000 revolving credit facility with Marfin Egnatia Bank for general corporate purposes. The loan is repayable in one installment in December 2010 and bears interest based on a margin of 275 bps. The facility contains customary covenants and requires compliance with certain of the covenants contained in the indenture governing the existing senior notes. Following the issuance of the ship mortgage notes in November 2009, the ship mortgage previously secured by this revolving facility was fully released in connection with the partial repayment of the facility with approximately $83,412.
     Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings concluded a facility of up to $120,000 with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable upon delivery of the Capesize vessels in 20 semi-annual installments and bears an interest rate based on a margin of 190 bps. The loan facility requires compliance with the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants. As of September 30, 2009, the full amount was drawn following the delivery of the two Capesize vessels.
     Convertible Debt: In February 2009, Navios Holdings issued a $33,500 convertible debt at a fixed rate of 2% exercisable at a price of $11.00 per share, exercisable until February 2012, in order to partially finance the acquisition of the Navios Vega. Interest is payable semi-annually. Unless previously converted, the amount is payable in February 2012. The Company has the option to redeem the debt in whole or in part in multiples of a thousand dollars, at any time (1) before February 2010 at a redemption price equal to 105% of the principal amount to be redeemed and (2) any time thereafter at a redemption price equal to 100% of the principal amount to be redeemed. The convertible debt was recorded at fair market value on issuance at a discounted face value of 94.5%. The fair market value was determined using a binomial stock price tree model that considered both the debt and conversion features. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.
     Marfin Facility: In March 2009, Navios Holdings entered into a loan facility with Marfin Egnatia Bank of up to $110,000 to be used to finance the pre-delivery installements for the construction of two Capesize vessels and for general corporate purposes. Originally, $57,200 of the facility were repayable upon delivery of two Capesize vessels during 2009 and the remaining in one installment in February 2011. Following the refinancing of this facility in October 2009, as a result of which one subsidiary that is a guarantor of the ship mortgage notes issued in November 2009 was replaced as borrower with another, the facility was extended to October 2011. It bears interest at a rate based on a margin of 275 bps. As of September 30, 2009, the full amount had been drawn.
     Commerzbank Facility: In June 2009, Navios Holdings entered into a new facility agreement of up to $240,000 (divided into four tranches of $60,000) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. The principal amount for the three Capesize vessels under construction is available for partial drawdown according to the terms of the payment of the shipbuilding contracts. Each tranche of the facility is repayable starting three months after the delivery of each Capesize vessel in 40 quarterly installments of $882 with a final payment of $24,706 on the last payment date. It bears interest at a rate based on a margin of 225 bps. As of September 30, 2009, the amount drawn under this facility was $157,478. The loan facility requires compliance with the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants.
     Unsecured Bond: In July 2009, Navios Holdings issued a $20,000 unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest will accrue on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, which is the maturity date. The unsecured bond may be prepaid by Navios Holdings at any time without prepayment penalty.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Emporiki Facility: In August 2009, Navios Holdings entered into a loan agreement with Emporiki Bank of Greece of up to $75,000 (divided into two tranches of $37,500) to partially finance the acquisition costs of two Capesize vessels. Each tranche of the facility is repayable in 20 semi-annual installments of $1,375 with a final payment of $10,000 on the last payment date. The repayment of each tranche starts six months after the delivery date of the respective Capesize vessel. It bears interest at a rate of LIBOR plus 175 bps. As of September 30, 2009, $61,671 was drawn under this facility. The loan facility requires compliance with the covenants contained in the senior notes. After the delivery of the vessels the loan also requires compliance with certain financial covenants.
     DVB Facility: On August 4, 2005, Kleimar entered into a $21,000 loan facility with DVB Bank for the purchase of a vessel. The loan was assumed upon acquisition of Kleimar and is repayable in 20 quarterly installments of $280 each with a final balloon payment of $15,400 in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of September 30, 2009, $16,520 was outstanding under this facility.
     Navios Logistics loans:
     On March 31, 2008, Nauticler S.A. entered into a $70,000 loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan is repayable in one installment by March 2011 and bears interest at LIBOR plus 175 bps. In March 2009, Navios Logistics transferred its loan facility of $70,000 to Marfin Popular Bank Public Co. Ltd. The loan provided for one additional year extension and an increase in margin to 275 bps.
     In connection with the acquisition of Horamar, the Company assumed a $9,500 loan facility that was entered into by HS Shipping Ltd. Inc. in 2006, in order to finance the building of a 8,900 dwt double hull tanker (Malva H). After the vessel delivery the interest rate is LIBOR plus 150 bps. The loan will be repaid by installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The repayment date should not exceed December 31, 2011. The loan can be pre-paid before such date, with two days written notice. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of September 30, 2009, HS Shipping Ltd. Inc. was in compliance with all the covenants.
     In connection with the acquisition of Horamar, the Company assumed a $2,286 loan facility that was entered into by Thalassa Energy S.A. in October 2007, in order to finance the purchase of two self-propelled barges (Formosa and San Lorenzo). The loan bears interest at LIBOR plus 150 bps. The loan will be repaid by five equal installments of $457, two of which were made in November 2008 and June 2009, and the remaining three will be repaid in January 2010, August 2010 and March 2011. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of September 30, 2009, Thalassa Energy S.A. is in compliance with all the covenants. The loan is secured by a first priority mortgage over the two self-propelled barges (Formosa and San Lorenzo).
     On September 4, 2009, HS Navigation Inc. entered into a loan facility in order to finance the acquisition cost of Estefania H for an amount of up to $18,710 which bears interest at LIBOR plus 225 bps. The loan will be repaid by installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Navigation Inc. The repayment date should not exceed May 15, 2016. As of September 30, 2009, the amount outstanding under this facility was $15,290. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of September 30, 2009, HS Navigation Inc. was in compliance with all the covenants.
NOTE 8: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS
Warrants
     The Company accounts for the Navios Acquisition Warrants (see Note 1), which were obtained in connection with its investment in Navios Acquisition under guidance for Accounting for Derivative Instruments and Hedging Activities. This accounting guidance establishes accounting and reporting standards for derivative instruments and other hedging activities. In accordance with the relative accounting guidance, the Company records the Navios Acquisition Warrants in the consolidated balance sheets under “Long term derivative assets” at fair value, with changes in fair value recorded in “Other income/expense, net” in the consolidated statements of income.
     The changes in net unrealized holding gains on warrants amounted to $2,595 and $9,135 for the three and nine month periods ended September 30, 2009 ($1,601 unrealized holding losses for the three and nine month periods ended September 30, 2008).

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
Interest rate risk
     The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under the relative accounting guidance, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis, performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the statement of income.
     For the nine month periods ended September 30, 2009, and 2008, the realized loss on interest rate swaps was $1,238 and $1,406, respectively. As of September 30, 2009 and December 31, 2008, the outstanding net liability was $1,506 and $2,907, respectively. The movement in the unrealized gain/(loss) for the three month periods ended September 30, 2009 and 2008, was $(932) and $(1,047), respectively and for the nine month periods ended September 30, 2009 and 2008 was $164 and ($1,403), respectively.
     The swap agreements have been entered into by subsidiaries. The Royal Bank of Scotland swap agreements have been collateralized by a cash deposit of $1,200. The Alpha Bank swap agreement has been guaranteed by the Company. The HSH Nordbank swap agreements are bound by the same securities as the secured credit facility.
Forward Freight Agreements (FFAs)
     The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes, except as discussed below, and as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.
     Dry bulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved and they are settled monthly based on publicly quoted indices.
     For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on Forward Freight Agreements”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions will affect earnings. All of the amount included in “Accumulated Other Comprehensive Income/(Loss)” had been reclassified to earnings as of December 31, 2008. For the period ended September 30, 2008, $11,050 losses, included in “Accumulated Other Comprehensive Income/ (Loss)”, were reclassified to earnings.
     At September 30, 2009 and December 31, 2008, none of the “mark to market” positions of the open dry bulk FFA contract, qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.
     The net (losses)/gains from FFAs amounted to $(468) and $5,187, for the three month periods ended September 30, 2009, and 2008, respectively and $(4,196) and $16,523 for the nine month periods ended September 30, 2009 and 2008, respectively.
     During each of the periods ended September 30, 2009, and 2008, the changes in net unrealized losses on FFAs amounted to $5,499 and $6,126, respectively.
     The open dry bulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

	September 30,	December 31,
Forward Freight Agreements (FFAs)	2009	2008
Short-term FFA derivative asset	$52,148	$130,844
Long-term FFA derivative asset	8,129	34,379
Short-term FFA derivative liability	(44,752)	(126,577)
Long-term FFA derivative liability	(5,536)	(23,159)

Net fair value on FFA contracts	$9,989	$15,487

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	September 30,	December 31,
Forward Freight Agreements (FFAs)	2009	2008
NOS FFAs portion of fair value transferred to NOS derivative account (*)	$(3,303)	$(15,470)

LCH FFAs portion of fair value transferred to LCH derivative account (**)	$31,172	$98,782

     The open interest rate swaps, after consideration of their fair value, are summarized as follows:

	September 30,	December 31,
Interest Rate Swaps	2009	2008
Short-term interest rate swap liability	$(1,506)	$(2,375)
Long-term interest rate swap liability	—	(532)

Net fair value of interest rate swap contract	$(1,506)	$(2,907)

Reconciliation of balances
     Total of balances related to derivatives and financial instruments:

	September 30,	December 31,
	2009	2008
FFAs	$9,989	$15,487
NOS FFAs portion of fair value transferred to NOS derivative account (*)	(3,303)	(15,470)
LCH FFAs portion of fair value transferred to LCH derivative account (**)	31,172	98,782

Warrants	9,135	2,318
Interest rate swaps	(1,506)	(2,907)

Total	$45,487	$98,210

Balance Sheet Values

	September 30,	December 31,
	2009	2008
Total short-term derivative asset	$80,017	$214,156
Total long-term derivative asset	17,264	36,697
Total short-term derivative liability	(46,258)	(128,952)
Total long-term derivative liability	(5,536)	(23,691)

Total	$45,487	$98,210

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).

(**)	LCH: The London Clearing House.
Fair value of financial instruments
     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
     Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.
     Forward contracts: The estimated fair value of forward contracts and other assets was determined based on quoted market prices.
     Borrowings: The carrying amount of the floating rate loans approximates its fair value. Only the senior notes have a fixed rate and their fair value is indicated in the table below.
     Interest rate swaps: The fair value of the interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date by obtaining quotes from financial institutions.
     Forward freight agreements: The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2009
	Book Value	Fair Value
Cash and cash equivalent	238,854	238,854
Restricted cash	17,841	17,841
Trade receivables	104,888	104,888
Accounts payable	(57,283)	(57,283)
Senior notes	(298,503)	(276,000)
Long-term debt	(1,163,302)	(1,163,302)
Available for sale securities	37,420	37,420
Interest rate swaps	(1,506)	(1,506)
Warrants	9,135	9,135
Forward Freight Agreements, net	9,989	9,989
     The following tables set forth by level the Company’s assets and liabilities that are measured at fair value on a recurring basis. As required by guidance on Fair Value Measurements, assets and liabilities and are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of September 30, 2009
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$60,277	$60,277	$—	$—
Navios Acquisition Warrants	9,135	—	9,135	—
Investments in available for sale securities	37,420	37,420	—	—

Total	$106,832	$97,697	$9,135	$—

	Fair Value Measurements as of September 30, 2009
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$50,288	$50,288	$—	$—
Interest rate swap contracts	1,506	—	1,506	—

Total	$51,794	$50,288	$1,506	$—

	Fair Value Measurements as of December 31, 2008
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$165,223	$165,223	$—	$—
Navios Acquisition Warrants	2,318	—	2,318	—
Investments in available for sale securities	22,358	22,358	—	—

Total	$189,899	$187,581	$2,318	$—

	Fair Value Measurements as of December 31, 2008
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$149,736	$149,736	$—	$—
Interest rate swap contracts	2,907	—	2,907	—

Total	$152,643	$149,736	$2,907	$—

     The Company’s FFAs are valued based on published quoted market prices. Navios Acquisition Warrants are valued based on quoted market indices. Investments in available for sale securities are valued based on published quoted market prices. Interest rate swaps are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible,

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.
NOTE 9: PREFERRED AND COMMON STOCK
     On January 2 and January 23, 2008, Navios Holdings issued 10,000 and 3,534, restricted shares of common stock respectively, to its employees. Until December 31, 2008, 1,083 restricted shares of common stock were forfeited upon termination of employment and 3,266 restricted shares were surrendered.
     On January 23, 2008, the Company issued 25,310 restricted stock units to its employees. At the time each underlying unit vests, the Company will issue common shares to these employees. The restricted stock units do not have any voting or dividend rights until issuance of the respective shares.
     During the year ended December 31, 2008, Navios Holdings issued 1,351,368 shares of common stock, following the exercise of warrants generating proceeds of $6,757. The remaining 6,451,337 non exercised warrants were expired and cancelled on December 9, 2008 in accordance with their terms.
     On February 14, 2008, the Board of Directors approved a share repurchase program for up to $50,000 of the Navios Holdings’ common stock. Share repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. On October 20, 2008, Navios Holdings concluded such program with 6,959,290 shares repurchased, for a total consideration of $50,000.
     In November 2008, the Board of Directors approved a share repurchase program for up to $25,000 of the Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indenture. As at September 30, 2009 and December 31, 2008, 331,900 and 575,580 shares, respectively were repurchased under this program, for a total consideration of $717 and $1,033, respectively.
     On December 16, 2008, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued 250,672 restricted shares of common stock to its employees.
     Following the issuances and cancellations of the shares, described above, Navios Holdings had, as of December 31, 2008, 100,488,784 shares of common stock outstanding.
     On January 3, 2009, 12,658 restricted shares were issued to the Company’s employees following the vesting of restricted stock units.
     On February 5, 2009, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued 55,675 restricted shares of common stock to its employees.
     During the nine month period ended September 30, 2009, 22,257 restricted shares of common stock were forfeited upon termination of employment.
     On September 17, 2009 and on June 23, 2009, Navios Holdings issued 2,829 Preferred Stock (fair value $12,905) and 1,870 Preferred Stock (fair value $7,177), respectively, at $10,000 nominal value per share to partially finance the construction of three Capesize vessels. Preferred Stock was recorded at fair market value on issuance. The fair market value was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of preferred stock is entitled to receive 2% annual dividend on the nominal value of the preferred stock. Five years after the issuance date 30% of the then-outstanding preferred stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. Ten years after the issuance date the remaining balance of the then-outstanding preferred stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of preferred stock shall be entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per preferred share.
     On September 18, 2009, Navios Holdings issued 500 Preferred Stock (fair value $2,503) at $10,000 nominal value per share to partially finance the acquisition of Navios Celestial. Preferred Stock was recorded at fair market value on issuance. The fair market value was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of preferred stock is entitled to receive an annual dividend equal to 2% on the nominal value of the preferred stock, payable quarterly, until such time as the preferred stock converts into common stock. Five years after the issuance date all preferred stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of preferred stock shall be entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per preferred share.
     Following the issuances and cancellations of the shares, described above, Navios Holdings had, as of September 30, 2009, 100,202,960 shares of common stock and 5,199 Preferred Stock outstanding.
NOTE 10: COMMITMENTS AND CONTINGENCIES
     As of September 30, 2009, the Company was contingently liable for letters of guarantee and letters of credit amounting to $5,841 (2008: $2,490) issued by various banks in favor of various organizations of which $1,691 ($2008: $1,534) are collateralized by cash deposits, which are included as a component of restricted cash.
     On November 30, 2006, the Company received notification that one of its FFA trading counterparties filed for bankruptcy in Canada. The exposure to such counterparty was estimated to be approximately $7,658. While the recovery to be obtained in any liquidation proceeding can not be estimated, based on management’s expectations and assumptions the Company had provided for $5,361 in its 2006 financial statements, an additional $500 in its 2008 financial statements and $291 in its March 2009 financial statements. No further information has developed since then which would change management’s expectations and assumptions either to increase or decrease the provision. As of September 30, 2009, an amount of $1,415 was recovered.
     The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.
     Upon acquisition, the Company’s subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to $6,018. The respective provision for such contingencies is included in “Other long-term liabilities”. According to the acquisition agreement, if such cases are materialized against the Company, the amounts involved will be reimbursed by the previous shareholders, and, as such, the Company has recognized a respective receivable (included in “Other long-term assets”) against such liability. The contingencies are expected to be resolved in the next five years. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.
     The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through June 2023.
NOTE 11: TRANSACTIONS WITH RELATED PARTIES
     Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are EUR 420 (approximately $613) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were the same as those that would have been agreed with a non-related third party. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     On October 31, 2007, Navios ShipManagement Inc., a wholly owned subsidiary of Navios Holdings, entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 1,367.5 square meters and houses part of the operations of the Company. The total annual lease payments are EUR 420 (approximately $613) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”) as a broker. Commissions paid to Acropolis for each of the three month periods ended September 30, 2009 and 2008, were $119 and $385, respectively and for the nine months periods ended September 30, 2009 and 2008, were $253 and $1,235, respectively. The Company owns 50% of the common stock of Acropolis. During the period ended September 30, 2009 and the year ended December 31, 2008, the Company received dividends of $878 and $1,928, respectively. Included in the trade accounts payable at September 30, 2009 and December 31, 2008 is an amount of $132 and $185, respectively, which is due to Acropolis.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of dry-dock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for both the three month periods ended September 30, 2009 and 2008 amounted to $2,668 and for the nine month periods ended September 30, 2009 and 2008, $7,917 and $6,607, respectively. In October 2009, the fixed fee period was extended for two years and the daily fees will be $4,500 per owned Ultra Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel.
     General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations, among other things. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three months periods ended September 30, 2009 and 2008 amounted to $309 and $279, respectively, and for the nine month period ended September 30, 2009 and 2008, $1,264 and $799, respectively.
     Balance due from affiliates: Balances due from affiliates as of September 30, 2009 amounted to $5,150 (2008: $1,677) which included the current amounts of $5,119 due from Navios Partners (2008: $1,541). The balance mainly consisted of management fees, administrative fees and other expenses.
     Omnibus agreement: Navios Holdings entered into an omnibus agreement with Navios Partners in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the omnibus agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The omnibus agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties.
     Sale of Navios Apollon: On October 29, 2009, Navios Holdings sold Navios Apollon to Navios Partners. The sale price of Navios Apollon was $32,000 received entirely in cash. (See Note 5).
     Sale of rights of Navios Sagittarius: On June 10, 2009, Navios Holdings sold to Navios Partners the rights of Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash consideration of $34,600. The book value assigned to the vessel was $4,308, resulting in gain from her sale of $30,292, of which, $16,782 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $13,510 representing profit of Navios Holdings’ 44.6% interest in Navios Partners has been deferred under “Long term liabilities and deferred income” and is being recognized to income based on the remaining term of the vessel’s contract rights or until the vessel’s rights are sold. Following Navios Partners’ public equity offering of 2,800,000 common units in September 2009, Navios Holdings’ interest in Navios Partners decreased to 42.3% and $659 of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of September 30, 2009, the unamortized portion of the gain was $12,347. (See Note 6).
     Navios Bonavis: On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. Navios Holdings recognized in its results a non-cash compensation income amounting to $6,082. The 1,000,000 subordinated Series A units are included in “Investments in affiliates”. (See Note 14).
     Sale of Navios Hope: On July 1, 2008, Navios Hope was sold to Navios Partners in accordance with the terms of the omnibus agreement. The sale price consisted of $35,000 in cash and $44,936 in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units is classified as “Investments in available for sale securities”. The gain from the sale of Navios Hope was $51,508 of which $24,940 was recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26,568 which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners had been deferred under “Long-term liabilities and deferred income” and amortized over the remaining life of the vessel or until it is sold. Following Navios Partners’ public equity offering of 3,500,000 common units in May 2009 and of 2,800,000 common units in September 2009, Navios Holdings’ interest in Navios Partners decreased to 44.6% in May 2009 and further to 42.3% in September 2009. As a result of this decrease, $3,464 and $1,098, respectively of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of September 30, 2009, the unamortized portion of the gain was $20,557 (See Note 5).

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     Navios Acquisition: On July 1, 2008, Navios Holdings purchased 7,600,000 warrants from Navios Acquisition for a total consideration of $7,600 ($1.00 per warrant) in the private placement that occurred simultaneously with the completion of its IPO. Each Sponsor Warrant will entitle the holder to purchase from Navios Acquisition one share of common stock at an exercise price of $7.00. Prior to the IPO, Navios Holdings had purchased 8,625,000 Sponsor Units for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one Sponsor Warrant. (See Note 1).
     On March 31, 2008, Navios Holdings provided a non-interest bearing loan of $500 to Navios Acquisition which was repaid during 2008.
     Navios Acquisition presently occupies office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space available for use by Navios Acquisition, as well as certain office and secretarial services, as may be required from time to time. Navios Acquisition has agreed to pay Navios Holdings $10 per month for such services and the charge is included in general and administrative expenses. Total general and administrative fees charged for the three and nine month periods ended September 30, 2009 amounted to $30 and $90, respectively. The charge in both respective periods of 2008 was $30. As of September 30, 2009 and December 31, 2008, the balance due from Navios Acquisition was $30 and $136, respectively.
NOTE 12: SEGMENT INFORMATION
     The Company has two reportable segments from which it derives its revenues: Vessel Operations and Logistics Business. Starting in 2008 following the acquisition of Horamar and the formation of Navios Logistics, the Company renamed its Port Terminal Segment to Logistics Business Segment, to include the activities of Horamar which provides similar products and services in the region that Navios Holdings’ existing port facility currently operates. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and forward freight agreements. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as up-river transport facilities in the Hidrovia region.
     The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Vessel Operations		Logistics Business		Total
	Three Month	Three Month	Three Month	Three Month	Three Month	Three Month
	Period ended	Period ended	Period ended	Period ended	Period ended	Period ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008	2009	2008
Revenue	$121,231	$329,767	$39,339	$33,487	$160,570	$363,254

Gain on derivatives	2,167	3,380	—	—	2,167	3,380
Interest income/expense and finance cost, net	(12,217)	(8,972)	(1,558)	(1,170)	(13,775)	(10,142)
Depreciation and amortization	(14,464)	(9,100)	(5,451)	(5,541)	(19,915)	(14,641)
Equity in net earnings of affiliated companies	9,458	3,949	—	—	9,458	3,949
Net income attributable to Navios Holdings common stockholders	16,436	27,990	4,882	2,686	21,318	30,676

Total assets	2,298,520	1,747,426	502,845	458,850	2,801,365	2,206,276

Capital expenditures	331,933	99,701	953	58,650	332,886	158,351
Goodwill	56,239	56,239	91,393	79,759	147,632	135,998
Investments in affiliates	$12,380	$5,071	$—	—	$12,380	$5,071

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Vessel Operations		Logistics Business		Total
	Nine Month	Nine Month	Nine Month	Nine Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended	Period ended	Period ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008	2009	2008
Revenue	$346,165	$951,341	$103,781	$80,546	$449,946	$1,031,887

Gain on derivatives	2,786	13,635	—	—	2,786	13,635
Interest income/expense and finance cost, net	(39,567)	(26,479)	(3,310)	(2,461)	(42,877)	(28,940)
Depreciation and amortization	(35,754)	(28,744)	(16,078)	(13,339)	(51,832)	(42,083)
Equity in net earnings of affiliated companies	19,957	12,285	—	—	19,957	12,285

Net income attributable to Navios Holdings common stockholders	46,950	115,957	8,498	8,132	55,448	124,089

Total assets	2,298,520	1,747,426	502,845	458,850	2,801,365	2,206,276

Capital expenditures	558,779	331,775	28,875	94,135	587,654	425,910
Goodwill	56,239	56,239	91,393	79,759	147,632	135,998
Investments in affiliates	$12,380	$5,071	$—	—	$12,380	$5,071

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
NOTE 13: EARNINGS PER COMMON SHARE
     Earnings per share are calculated by dividing net income by the average number of shares of Navios Holdings outstanding during the period. Fully diluted earnings per share assumes the 6,747,987 and 7,397,567 weighted average number of warrants outstanding for the three and nine month periods ended September 30, 2008, were exercised at the warrant price of $5.00 generating proceeds of $33,740 and $36,988, respectively and the proceeds were used to buy back shares of common stock at the average market price during the respective period. The remaining 6,451,337 warrants not exercised, expired on December 9, 2008, at 5:00 p.m., New York City time.

	Three Month	Three Month
	Period ended	Period ended
	September 30, 2009	September 30, 2008
Numerator:
Net income attributable to Navios Holdings common stockholders	$21,318	$30,676
Interest on convertible debt and amortization of convertible bond discount	322	—
Dividend on preferred stock	(125)	—

Net income attributable to Navios Holdings stockholders	21,515	30,676
Denominator:
Denominator for basic net income per share attributable to Navios Holdings stockholders — weighted average shares	99,839,013	104,426,762
Dilutive potential common shares — weighted average
Restricted stock and restricted units	583,911	185,025
Convertible preferred stock and convertible debt	5,380,422	—
Warrants outstanding — weighted average	—	6,747,987
Proceeds on exercises of warrants	—	$33,739,935
Number of shares to be repurchased	—	3,878,432

Dilutive (anti-dilutive) effect of securities — warrants	5,964,333	3,054,580

Denominator for diluted net income per share attributable to Navios Holdings stockholders — adjusted weighted shares and assumed conversions	105,803,346	107,481,341

Basic net income per share attributable to Navios Holdings stockholders	$0.21	$0.29

Diluted net income per share attributable to Navios Holdings stockholders	$0.20	$0.29

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Nine Month	Nine Month
	Period ended	Period ended
	September 30, 2009	September 30, 2008
Numerator:
Net income attributable to Navios Holdings common stockholders	$55,448	$124,089
Interest on convertible debt and amortization of convertible bond discount	785	—
Dividend on preferred stock	(125)	—

Net income attributable to Navios Holdings stockholders	56,108	124,089
Denominator:
Denominator for basic net income per share attributable to Navios Holdings stockholders — weighted average shares	99,910,610	105,494,192
Dilutive potential common shares — weighted average
Restricted stock and restricted units	512,885	183,044
Convertible preferred stock and convertible debt	3,319,032	—
Warrants outstanding — weighted average	—	7,397,567
Proceeds on exercises of warrants	—	$36,987,835
Number of shares to be repurchased	—	3,635,982

Dilutive (anti-dilutive) effect of securities — warrants	3,823,275	3,947,001

Denominator for diluted net income per share attributable to Navios Holdings stockholders — adjusted weighted shares and assumed conversions	103,733,886	109,441,193

Basic net income per share attributable to Navios Holdings stockholders	$0.55	$1.18

Diluted net income per share attributable to Navios Holdings stockholders	$0.54	$1.13

     The denominator of diluted earnings per share excludes the weighted average stock options outstanding since the effect is anti-dilutive.
NOTE 14: INVESTMENT IN AFFILIATES
Navios Maritime Partners L.P.
     On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.
     In connection with the IPO of Navios Partners on November 16, 2007 Navios Holdings sold the interests of its five wholly owned subsidiaries, each of which owned a Panamax drybulk carrier, as well as interests of its three wholly owned subsidiaries that operated and had options to purchase three additional vessels in exchange for: (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in the IPO and to a corporation owned by Navios Partners’ Chairman and CEO for a total amount of $193,300, plus (b) $160,000 of the $165,000 borrowings under Navios Partners’ new revolving credit facility; (c) 7,621,843 subordinated units issued to Navios Holdings; and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners.
     On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. Navios Holdings recognized in its results a non-cash compensation income amounting to $6,082. The 1,000,000 subordinated Series A units are included in “Investments in affiliates”. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings was released from the omnibus agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)
     As of September 30, 2009 and December 31, 2008, the carrying amount of the investment in Navios Partners accounted for under the equity method was $5,563 and $4,629, respectively. As part of the consideration from the sale of Navios Hope to Navios Partners in July 2008, the Company received 3,131,415 common units of Navios Partners. The 3,131,415 common units are accounted for under investment in available for sale securities. As of September 30, 2009 and December 31, 2008, the carrying amount of the investment in common units was $37,420 and $22,358, respectively.
     Dividends received during the three month periods ended September 30, 2009 and 2008 were $4,512 and $2,819, respectively and for the nine month periods ended September 30, 2009 and 2008 were $13,462 and $7,015, respectively.
     Summarized financial information of Navios Partners is presented below:

Balance Sheet	September 30, 2009	December 31, 2008
Current assets	$64,704	$29,058
Non-current assets	315,623	293,849
Current liabilities	16,239	46,401
Non-current liabilities	217,605	199,659

	Three Month	Three Month
	Period ended	Period Ended
Income Statement	September 30, 2009	September 30, 2008
Revenue	$23,717	$21,272
Net Income	10,789	8,948

	Nine Month	Nine Month
	Period ended	Period Ended
Income Statement	September 30, 2009	September 30, 2008
Revenue	$67,028	$53,531
Net Income	23,340	19,949
NOTE 15: OTHER FINANCIAL INFORMATION
     The Company’s 9 1/2% Senior Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Logistics (“non- guarantor subsidiary”), Corporación Navios Sociedad Anonima for the periods prior to the formation of Navios Logistics and designated as unrestricted subsidiaries or those not required by the Indenture. Provided below are the condensed income statements and cash flow statements for the three and nine month periods ended September 30, 2009 and 2008 and balance sheets as of September 30, 2009 and December 31, 2008 of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries. All subsidiaries, except for the non-guarantor subsidiaries, are 100% owned. These condensed consolidating statements have been prepared in accordance with U.S. GAAP, except that all subsidiaries have been accounted for on an equity basis.

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other
	Holdings Inc.	Guarantor	Non Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Income Statement for the three months ended September 30, 2009
Revenue	$—	$121,231	$39,339	$—	$160,570
Time charter, voyage and port terminal expenses	—	(71,580)	(23,775)	—	(95,355)
Direct vessel expenses	—	(7,994)	—	—	(7,994)
General and administrative expenses	(3,792)	(4,124)	(2,053)	—	(9,969)
Depreciation and amortization	(708)	(13,756)	(5,451)	—	(19,915)
Interest income/expense and finance cost, net	(10,769)	(1,448)	(1,558)	—	(13,775)
Gain on derivatives	2,596	(429)	—	—	2,167
Gain on sale of assets	—	—	—	—	—
Other income/expense, net	9	(488)	(2,038)	—	(2,517)

Income before equity in net earnings of affiliated companies	(12,664)	21,412	4,464	—	13,212
Income from subsidiaries	24,944	3,196	—	(28,140)	—
Equity in net earnings of affiliated companies	9,038	420	—	—	9,458

Income before taxes	21,318	25,028	4,464	(28,140)	22,670
Income taxes	—	(84)	517	—	433

Net income	21,318	24,944	4,981	(28,140)	23,103
Less: Net income attributable to the noncontrolling interest	—	—	(1,785)	—	(1,785)

Net income attributable to Navios Holdings common stockholders	$21,318	$24,944	$3,196	$(28,140)	$21,318

	Navios
	Maritime	Other
	Holdings Inc.	Guarantor	Non Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Income Statement for the three months ended September 30, 2008
Revenue	$—	$329,767	$33,487	$—	$363,254
Time charter, voyage and port terminal expenses	—	(299,303)	(21,692)	—	(320,995)

Direct vessel expenses	—	(6,469)	—	—	(6,469)
General and administrative expenses	(2,422)	(4,877)	(2,113)	—	(9,412)
Depreciation and amortization	(711)	(8,389)	(5,541)	—	(14,641)
Interest income/expense and finance cost, net	(9,220)	248	(1,170)	—	(10,142)

Gain on derivatives	—	3,380	—	—	3,380
Gain on sale of assets	—	24,940	—		24,940
Other income/expense, net	(1,587)	(436)	(4)	—	(2,027)

Income before equity in net earnings of affiliated companies	(13,940)	38,861	2,967	—	27,888
Income from subsidiaries	40,000		—	(40,000)	—
Equity in net earnings of affiliated companies	4,616	(667)	—	—	3,949

Income before taxes	30,676	38,194	2,967	(40,000)	31,837
Income taxes	—		(228)	—	(228)

Net income	30,676	38,194	2,739	(40,000)	31,609
Less: Net income attributable to the noncontrolling interest	—	(880)	(53)	—	(933)

Net income attributable to Navios Holdings common stockholders	$30,676	$37,314	$2,686	$(40,000)	$30,676

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other
	Holdings Inc.	Guarantor	Non Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Income Statement for the nine months ended September 30, 2009
Revenue	$—	$346,165	$103,781	$—	$449,946
Time charter, voyage and logistic business expenses	—	(203,630)	(66,407)	—	(270,037)

Direct vessel expenses	—	(23,079)	—	—	(23,079)
General and administrative expenses	(11,934)	(12,820)	(6,207)	—	(30,961)
Depreciation and amortization	(2,102)	(33,652)	(16,078)	—	(51,832)
Interest income/expense and finance cost, net	(38,151)	(1,416)	(3,310)	—	(42,877)

Gain on derivatives	6,818	(4,032)	—	—	2,786
Gain on sale of assets	—	16,790	—	—	16,790
Other income/expense, net	(7,758)	(1,057)	(4,694)	—	(13,509)

Income before equity in net earnings of affiliated companies	(53,127)	83,269	7,085	—	37,227

Income from subsidiaries	89,757	5,564	—	(95,321)	—
Equity in net earnings of affiliated companies	18,818	1,139	—	—	19,957

Income before taxes	55,448	89,972	7,085	(95,321)	57,184
Income taxes	—	(215)	2,242	—	2,027

Net income	55,448	89,757	9,327	(95,321)	59,211
Less: Net income attributable to the noncontrolling interest	—	—	(3,763)	—	(3,763)

Net income attributable to Navios Holdings common stockholders	$55,448	$89,757	$5,564	$(95,321)	$55,448

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other
	Holdings Inc.	Guarantor	Non Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Income Statement for the nine months ended September 30, 2008
Revenue	$—	$951,341	$80,546	$—	$1,031,887
Time charter, voyage and logistic business expenses	—	(847,900)	(49,657)	—	(897,557)
Direct vessel expenses	—	(18,987)	—	—	(18,987)
General and administrative expenses	(5,899)	(15,635)	(5,656)	—	(27,190)
Depreciation and amortization	(2,110)	(26,634)	(13,339)	—	(42,083)
Interest income/expense and finance cost, net	(28,185)	1,706	(2,461)	—	(28,940)
Gain on derivatives	—	13,635	—	—	13,635
Gain on sale of assets/partial sale of subsidiary	—	27,688	—	—	27,688
Other income/expense, net	(1,496)	1,345	(1,414)	—	(1,565)

Income before equity in net earnings of affiliated companies	(37,690)	86,559	8,019	—	56,888

Income from subsidiaries	150,213	—	—	(150,213)	—
Equity in net earnings of affiliated companies	11,566	719	—	—	12,285

Income before taxes	124,089	87,278	8,019	(150,213)	69,173
Income taxes	—	57,470	170	—	57,640

Net income	124,089	144,748	8,189	(150,213)	126,813

Less: Net income attributable to the noncontrolling interest	—	(2,667)	(57)	—	(2,724)

Net income attributable to Navios Holdings common stockholders	$124,089	$142,081	$8,132	$(150,213)	$124,089

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Balance Sheet as at September 30, 2009
ASSETS
Cash and cash equivalent	$2,888	$220,120	$15,846	$—	$238,854
Restricted cash	15,260	1,125	1,456	—	17,841
Accounts receivable, net	3	78,033	26,852	—	104,888
Intercompany receivables	561,285	94	—	(561,379)	—
Short-term derivative assets	—	80,017	—	—	80,017
Due from affiliate companies	—	5,150	—	—	5,150
Prepaid expenses and other current assets	318	14,231	7,571	—	22,120

Total current assets	579,754	398,770	51,725	(561,379)	468,870
Deposit for vessel acquisitions	—	557,787	—	—	557,787
Vessels, port terminal and other fixed assets, net	—	923,734	268,575	—	1,192,309
Long-term derivative asset	9,135	8,129	—	—	17,264
Investments in subsidiaries	1,013,105	191,374	—	(1,204,479)	—
Investment in available for sale securities	37,420	—	—	—	37,420
Investment in affiliates	9,258	3,122	—	—	12,380
Other long-term assets	11,532	33,075	12,822	—	57,429
Goodwill and other intangibles	104,330	153,471	200,105	—	457,906

Total non-current assets	1,184,780	1,870,692	481,502	(1,204,479)	2,332,495

Total assets	1,764,534	2,269,462	533,227	(1,765,858)	2,801,365
LIABILITIES AND STOCKHOLDERS EQUITY
Account payable	—	41,712	15,571	—	57,283
Accrued expenses and other current liabilities	10,788	35,559	7,583	—	53,930
Dividend payable	6,012	—	—	—	6,012
Intercompany Payables	—	561,285	94	(561,379)	—
Short-term derivative liability	—	46,258	—	—	46,258

Current portion of long-term debt	27,920	36,049	4,725	—	68,694

Total current liabilities	44,720	720,863	27,973	(561,379)	232,177

Long-term debt, net of current portion	826,312	476,000	90,799	—	1,393,111
Long-term liabilities	—	27,494	31,631	—	59,125
Long-term derivative liability	—	5,536	—	—	5,536
Unfavorable lease terms	—	61,796	376	—	62,172
Deferred tax	—	—	22,538	—	22,538

Total non-current liabilities	826,312	570,826	145,344	—	1,542,482

Total liabilities	871,032	1,291,689	173,317	(561,379)	1,774,659
Noncontrolling interest	—	—	133,204	—	133,204
Total stockholders’ equity	893,502	977,773	226,706	(1,204,479)	893,502

Total equity	893,502	977,773	359,910	(1,204,479)	1,026,706

Total Liabilities and Equity	$1,764,534	$2,269,462	$533,227	$(1,765,858)	$2,801,365

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Balance Sheet as at December 31, 2008
ASSETS
Cash and cash equivalent	$9,637	$112,471	$11,516	$—	$133,624
Restricted cash	—	16,808	1,050	—	17,858
Accounts receivable, net	—	95,916	13,864	—	109,780
Intercompany receivables	458,512	—	41	(458,553)	—
Short-term derivative assets	—	214,156	—	—	214,156
Short-term backlog asset	—	—	44	—	44
Due from affiliate companies	—	1,677	—	—	1,677
Prepaid expenses and other current assets	19	22,210	6,041	—	28,270

Total current assets	468,168	463,238	32,556	(458,553)	505,409
Deposit for vessel acquisitions	—	404,096	—	—	404,096
Vessels, port terminal and other fixed assets, net	—	486,857	250,237	—	737,094
Long-term derivative asset	2,318	34,379	—	—	36,697
Investments in subsidiaries	923,348	185,810	—	(1,109,158)	—
Investment in available for sale securities	22,358	—	—	—	22,358
Investment in affiliates	3,830	1,775	—	—	5,605
Other long-term assets	12,219	23,248	11,388	—	46,855
Goodwill and other intangibles	106,433	182,346	206,731	—	495,510

Total non-current assets	1,070,506	1,318,511	468,356	(1,109,158)	1,748,215

Total assets	1,538,674	1,781,749	500,912	(1,567,711)	2,253,624
LIABILITIES AND STOCKHOLDERS EQUITY
Account payable	—	62,355	10,165	—	72,520
Accrued expenses and other current liabilities	3,791	32,938	9,058	—	45,787
Dividend payable	9,096	—	—	—	9,096
Intercompany Payables	—	458,553	—	(458,553)	—
Short-term derivative liability	—	128,952	—	—	128,952

Current portion of long-term debt	10,920	1,120	3,137	—	15,177

Total current liabilities	23,807	683,918	22,360	(458,553)	271,532
Long-term debt, net of current portion	709,047	85,300	78,191	—	872,538
Long-term liabilities	—	25,646	22,181	—	47,827
Long-term derivative liability	—	23,691	—	—	23,691
Unfavorable lease terms	—	75,179	1,505	—	76,684
Deferred tax	—	—	26,573	—	26,573

Total non-current liabilities	709,047	209,816	128,450	—	1,047,313

Total liabilities	732,854	893,734	150,810	(458,553)	1,318,845
Non-controlling interest	—	—	128,959	—	128,959
Total stockholders’ equity	805,820	888,015	221,143	(1,109,158)	805,820

Total equity	805,820	888,015	350,102	(1,109,158)	934,779

Total Liabilities and Equity	$1,538,674	$1,781,749	$500,912	$(1,567,711)	$2,253,624

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime
	Holdings Inc.	Other Guarantor	Non Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Cash flow statement for the nine months ended September 30, 2009

Net cash provided by (used in) operating activities	$(77,173)	$210,433	$11,732	$—	$144,992

Cash flows from investing activities
Deposits for vessel acquisitions	—	(239,823)	—	—	(239,823)
Receipts from finance lease	—	416	—	—	416
Acquisition of Vessels	—	(318,876)	—	—	(318,876)
Proceeds from sale of assets	—	34,600	—	—	34,600
Purchase of property and equipment	—	(80)	(28,875)	—	(28,955)

Net cash used in investing activity	—	(523,763)	(28,875)	—	(552,638)

Cash flows from financing activities
Acquisition of treasury shares	(717)	—	—	—	(717)
Increase in restricted cash	(8,375)	—	—	—	(8,375)
Proceeds from long-term borrowing, net of deferred finance fees	108,598	422,702	23,829	—	555,129
Principal payment on long-term debt	(7,940)	(1,722)	(2,357)	—	(12,019)
Dividends paid	(21,142)	—	—	—	(21,142)

Net cash provided by/(used in) financing activities	70,424	420,980	21,472	—	512,876

Net (decrease)/increase in cash and cash equivalents	(6,749)	107,650	4,329	—	105,230
Cash and cash equivalents, at beginning of period	9,637	112,471	11,516	—	133,624

Cash and cash equivalents, at end of period	2,888	220,121	15,845	—	238,854

NAVIOS MARITIME HOLDINGS INC.
UNAUDITED CONDENSED NOTES TO THE
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other
	Holdings Inc.	Guarantor	Non Guarantor
	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Cash flow statement for the nine months ended September 30, 2008
Net cash (used in)/provided by operating activities	$(92,462)	$46,414	$20,425	$—	$(25,623)

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	—	(113,235)	8,166	—	(105,069)
Deposits in escrow in connection with acquisition of subsidiary	—	(5,000)	—	—	(5,000)
Acquisition of Vessels	—	(39,161)	—	—	(39,161)
Deposits for vessel acquisitions	—	(173,473)	—	—	(173,473)
Proceeds from sale of assets	—	70,088	—	—	70,088
Receipts from finance lease	—	4,705	—	—	4,705
Purchase of property and equipment	—	(1,472)	(94,135)	—	(95,607)

Net cash used in investing activities	—	(257,548)	(85,969)	—	(343,517)

Cash flows from financing activities
Issuance of common stock	6,749	—	—	—	6,749
Proceeds from long-term borrowing, net of finance fees	50,000	34,218	69,566	—	153,784
Principal payment on long-term debt	(18,147)	(9,490)	—	—	(27,637)
Acquisition of treasury stock	(41,361)	—	—	—	(41,361)
Dividends paid	(28,804)	—	—	—	(28,804)

Net cash provided by/(used in) financing activities	(31,563)	24,728	69,566	—	62,731

Net increase (decrease) in cash and cash equivalents	(124,025)	(186,406)	4,022	—	(306,409)

Cash and cash equivalents, at beginning of period	211,183	209,034	7,350	—	427,567

Cash and cash equivalents, at end of period	$87,158	$22,628	$11,372	$—	$121,158

NOTE 16: SUBSEQUENT EVENTS
     Navios Holdings has evaluated subsequent events, if any, that have occurred after the balance sheet date but before the issuance of these financial statements and performed, where it was necessary, the appropriate disclosures for those events. The date of the evaluation of subsequent events is the same as the date the financial statements are issued, November 18, 2009.

(a)	On October 15, 2009 Navios Partners completed of its follow-on public offering of 3,160,400 common units (including 360,400 overallotment units). Navios Holdings currently owns 41.8% equity interest in Navios Partners, which includes a 2% general partner interest.

(b)	On October 29, 2009, Navios Holdings sold Navios Apollon to Navios Partners. The sale price of Navios Apollon was $32,000 received entirely in cash.

(c)	In October 2009, the loan facility of Marfin Egnatia Bank of up to $110,000 was refinanced, as a result of which one subsidiary that is a guarantor of the ship mortgage notes issued in November 2009 was replaced as borrower with another, and the facility was extended to October 2011.

(d)	In October 2009, Navios Holdings fixed the rate for ship management services of Navios Partners’ owned fleet for an additional period of two years under the existing agreement. The new management fees are: (a) $4.5 daily rate per Ultra-Handymax vessel, (b) $4.4 daily rate per Panamax vessel and (c) $5.5 daily rate per Capesize vessel for the two-year period ending November 16, 2011.

(e)	On November 2, 2009, the Company issued $400,000 first priority ship mortgage notes at 8.875% fixed rate due on November 1, 2017. (See Note 7.)

(f)	On November 12, 2009, Navios Holdings received an amount of $4,605 as a dividend distribution from its affiliate Navios Partners.

(g)	On November 16, 2009, the Board of Directors declared a quarterly cash dividend in respect of the third quarter of 2009 of $0.06 per common share payable on January 7, 2010 to stockholders on record as of December 18, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: November 19, 2009